Exhibit 2.1

ASSET PURCHASE AGREEMENT * +
DATED AS OF THE 18TH DAY OF DECEMBER, 2015
BY AND AMONG
GEORGIA-PACIFIC WOOD PRODUCTS LLC
GEORGIA-PACIFIC WOOD PRODUCTS SOUTH LLC
GEORGIA-PACIFIC LLC
BOISE CASCADE WOOD PRODUCTS, L.L.C.
AND
BOISE CASCADE COMPANY

*	Exhibits and schedules have been omitted pursuant to Item 601(b)2 of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

+	Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the Securities and Exchange Commission.

ARTICLE I PURCHASE AND SALE; ASSUMPTION OF LIABILITIES		1
1.1	Purchase and Sale of Purchased Assets; Excluded Assets	1
1.2	Assumption of Liabilities; Retained Liabilities	1
1.3	Further Conveyances and Assumptions	2
1.4	Consent of Third Parties	2
1.5	Allocation of Total Consideration	3

ARTICLE II CONSIDERATION AND CLOSING		4
2.1	Consideration	4
2.2	Payment of Initial Purchase Price	4
2.3	Closing	4
2.4	Closing Deliverables	4
2.5	Purchase Price Adjustment	6
2.6	Withholding	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER		8
3.1	Organization and Good Standing	9
3.2	Authorization	9
3.3	Conflicts; Consents of Third Parties	9
3.4	Financial Information	10
3.5	Title to Purchased Assets	10
3.6	Sufficiency and Condition of Assets	10
3.7	Absence of Certain Developments	10
3.8	Taxes	11
3.9	Real Property	11
3.10	Intellectual Property	12
3.11	Material Contracts	13
3.12	Employee Benefits	15
3.13	Labor	16
3.14	Litigation	16
3.15	Compliance with Laws; Permits	16
3.16	Environmental Matters	16
3.17	Customers and Suppliers	17
3.18	Financial Advisors	17
3.19	Inventory	17
3.20	Accounts Receivable	18
3.21	Affiliate Transactions	18
3.22	Anticorruption	18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		19
4.1	Organization and Good Standing	19
4.2	Authorization	19

i

4.3	Conflicts; Consents of Third Parties	19
4.4	Litigation	20
4.5	Financial Advisors	20
4.6	Financial Capability	20

ARTICLE V COVENANTS		20
5.1	Conduct of the Business Pending the Closing	20
5.2	Access to Information	22
5.3	Consents	23
5.4	Regulatory Approvals	24
5.5	Further Assurances	25
5.6	Non-solicitation; Non-competition	26
5.7	Confidentiality.	27
5.8	Preservation of Records; Cooperation	28
5.9	Privilege	29
5.10	Publicity	30
5.11	Use of Name	30
5.12	Termination of Guaranties	31
5.13	Tax Exemptions and Tax Abatements	31
5.14	Employee Matters	32
5.15	Data Room	37
5.16	Delivery of Financial Information	37
5.17	Notice of Certain Developments	38

ARTICLE VI CONDITIONS TO CLOSING		38
6.1	Mutual Conditions	38
6.2	Conditions Precedent to Obligations of Buyer	38
6.3	Conditions Precedent to Obligations of Seller	39
6.4	Frustration of Closing Conditions	39

ARTICLE VII TAX MATTERS		39
7.1	Tax Returns; Tax Refunds	39
7.2	Cooperation on Tax Matters	40
7.3	Buyer Tax Actions	40
7.4	Transfer Taxes and Related Expenses	41
7.5	Tax Indemnification	41
7.6	Proration	43

ARTICLE VIII INDEMNIFICATION		43
8.1	Survival	43
8.2	Indemnification	44
8.3	Indemnification Procedures	44

8.4	Environmental Indemnity Matters	46
8.5	Limitations on Liability	48
8.6	Adjustments to Purchase Price	50
8.7	Exclusive Remedy; Scope of Damages; Indemnification in Case of Strict Liability or Negligence	50

ARTICLE IX TERMINATION		51
9.1	Termination of Agreement	51
9.2	Effect of Termination	51

ARTICLE X MISCELLANEOUS		53
10.1	Bulk Sales Laws	53
10.2	Expenses	53
10.3	Certain Acknowledgements of Buyer	53
10.4	Governing Law	54
10.5	Jurisdiction; Service of Process; Waiver of Jury Trial	54
10.6	Specific Performance	55
10.7	Entire Agreement; Amendments; Waivers; No Third Party Beneficiaries	55
10.8	Notices	56
10.9	Severability	57
10.10	Binding Effect: Assignment	57
10.11	Non-Recourse	57
10.12	Conflict of Interest	57
10.13	Counterparts	57
10.14	Buyer Parent Guaranty	58
10.15	Tax-Free Exchange	59

ARTICLE XI DEFINITIONS		60
11.1	Certain Definitions	60
11.2	Terms Defined Elsewhere in this Agreement	72
11.3	Other Definitional and Interpretive Matters	74

EXHIBIT INDEX

Exhibit A – Bills of Sale
Exhibit B-1 – Assignment and Assumption Agreement
Exhibit B-2 – WFS/North Woods Assignment and Assumption Agreement
Exhibit C – Deeds
Exhibit D – Transition Services Agreement
Exhibit E – Patent and Know-How License Agreement
Exhibit F – Thorsby Assignment and Assumption Agreement
Exhibit G – Patent Assignment Agreement
Exhibit H – Trademark Assignment Agreement
Exhibit I – Wood Products Domain Name Assignment Agreement
Exhibit J – Seller Parent Domain Name Assignment Agreement
Exhibit K – Seller Mark License Agreement
Exhibit L – Survey Affidavit

LISTING OF DISCLOSURE SCHEDULES

Disclosure Schedules	Description

3.3(a)	Conflicts
3.4(a)	Financial Information
3.4(b)	Financial Information Prepared in Accordance with GAAP (exceptions)
3.4(c)	Undisclosed Liabilities
3.5	Title to Purchased Assets
3.6(a)	Sufficiency of Assets
3.6(b)	Asset List; Condition of Assets
3.7	Absence of Certain Developments
3.8(d)	Audits Relating to Taxes
3.9(a)	Owned Real Property
3.9(b)	IDB-Leased Real Property
3.10(a)(i)	Purchased Intellectual Property
3.10(a)(ii)	Patent Rights Licensed
3.11(a)	Material Contracts
3.11(b)	Shared Contracts
3.11(c)	Contracts in Default
3.12(a)	Business Benefit Plans and Title IV Plans
3.12(b)	Business Benefit Plans Made Available
3.13	Labor
3.14	Litigation
3.15	Compliance; Material Permits and Licenses
3.16(a)	Environmental Compliance
3.16(d)	Hazardous Substances
3.16(f)	Environmental Conditions
3.17(a)	10 Largest Customers of the Business
3.17(b)	10 Largest Suppliers of the Business
3.17(c)	Notice from Customers or Suppliers with Intention to Materially Change Relationship with the Business
3.19	Inventory
3.20	Accounts Receivable
3.21	Affiliate Transactions
5.1(a)	Conduct of the Business Pending the Closing
5.1(b)	Conduct of the Business Pending the Closing - Employee Matters and Assets
5.3	Consents
5.6(a)	Non-Solicitation

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5.12	Seller Guaranty
5.14(a)(i)(A)	Business Employees
5.14(a)(i)(B)	Pre-Employment Screening and Requirements
5.14(a)(ii)	Long-Term Disability Methodology
5.14(a)(iii)(A)	Existing Severance Plan
5.14(a)(iii)(B)	Transferred Employees Provided One Year Salary
5.14(d)	Retention Bonuses
7.5(c)	Per Diem Taxes
11.1(a)	Assigned Contracts
11.1(b)	Assumed Liabilities
11.1(c)	Business Employees
11.1(d)	Excluded Assets
11.1(e)	Excluded Employees
11.1(f)	Excluded Liabilities
11.1(g)	Knowledge of Seller
11.1(h)	Net Working Capital Principles
11.1(i)	*
11.1(j)	North Woods Contract
11.1(k)	Owned Real Property
11.1(l)	Permitted Liens
11.1(m)	Purchased Assets
11.1(n)	Purchased Intellectual Property
11.1(o)	WFS Contracts

_______________________
* Confidential material redacted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted material.

ASSET PURCHASE AGREEMENT
This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 18, 2015, among Georgia-Pacific Wood Products LLC, a Delaware limited liability company (“Wood Products”), Georgia-Pacific Wood Products South LLC, a Delaware limited liability company (“Wood Products South”), Georgia-Pacific LLC, a Delaware limited liability company (“Seller Parent” and, collectively with Wood Products and Wood Products South, “Seller”); Boise Cascade Wood Products, L.L.C., a Delaware limited liability company (“Buyer”), and, as set forth in Section 10.14, Boise Cascade Company, a Delaware corporation (“Buyer Parent”). Seller and Buyer (and solely with respect to references set forth in Article X, Buyer Parent) are referred to collectively herein as the “Parties.”
RECITALS
A.Seller manufactures I-beam and laminated veneer lumber products (“LVL”) at two mill facilities operated by Seller and located in Thorsby, Alabama (the “Thorsby Facility”), and Roxboro, North Carolina, respectively (the “Roxboro Facility” and collectively with the Thorsby Facility, the “Facilities”), and markets and sells such products along with residual wood chips and landscape timbers produced at the Facilities; markets and sells Rim Board manufactured by Affiliate suppliers; markets and sells I-beam products manufactured by other suppliers that are not Affiliates of Seller; and licenses for a fee certain of Seller’s or its Affiliates’ Marks to manufacturers of engineered lumber products that are not Affiliates of Seller (such business, as conducted by Seller on the date hereof, the “Business”).
B.    Seller desires to sell the Purchased Assets and transfer to Buyer the Assumed Liabilities and the Transferred Liabilities, and Buyer desires to acquire the Purchased Assets and assume the Assumed Liabilities and the Transferred Liabilities, all on the terms and subject to the conditions hereinafter set forth.
Now, therefore, in consideration of the covenants and agreements hereinafter set forth, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE; ASSUMPTION OF LIABILITIES

1.1    Purchase and Sale of Purchased Assets; Excluded Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller will sell, transfer, assign, convey and deliver to Buyer, and Buyer will purchase, acquire and accept from Seller, all of Seller’s right, title and interest in, to and under the Purchased Assets free and clear of all Liens, other than Permitted Liens and Liens imposed by Buyer. Nothing herein contained will be deemed to sell, transfer, assign, convey or deliver the Excluded Assets to Buyer, and Seller will retain all right, title and interest to, in and under the Excluded Assets.
1.2    Assumption of Liabilities; Retained Liabilities. On the terms and subject to the conditions set forth in this Agreement, Buyer, at the Closing, will assume the Assumed Liabilities and the Transferred Liabilities. Nothing herein contained will be deemed to transfer or assign the Retained Liabilities to Buyer, and Seller will retain all Retained Liabilities.
1.3    Further Conveyances and Assumptions.
(a)    Generally. From time to time following the Closing, Seller and Buyer will execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and will take such further actions, as may be reasonably necessary or appropriate to assure fully to Buyer all of the rights, titles and interests intended to be conveyed to Buyer by Seller under this Agreement and to assure fully to Seller and its Affiliates the assumption of the Assumed Liabilities and the Transferred Liabilities, as applicable, and the retention of all of the rights, titles and interests intended to be retained by Seller and to otherwise make effective the transactions contemplated hereby and thereby; provided that, except as otherwise provided in this Agreement, any such deliveries or actions shall be at the sole cost and expense of the requesting party.
(b)    Refunds and Remittances. Without limiting the generality of the foregoing, after the Closing, if Seller or any of its Affiliates receives any refund or other amount which is a Purchased Asset or is otherwise properly due and owing to Buyer in accordance with the terms of this Agreement, or is otherwise in possession of any Purchased Asset, Seller will promptly remit or transfer, or will cause to be remitted or transferred, such Purchased Asset to Buyer at the address set forth in Section 10.8 or, if such Purchased Asset is a physical asset, to the Facilities. After the Closing, if Buyer or any of its Affiliates receives any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its Affiliates in accordance with the terms of this Agreement, Buyer will promptly remit, or will cause to be remitted, such amount to Seller at the address set forth in Section 10.8.
(c)    Payments and Remittances. Without limiting the generality of the foregoing, after the Closing, if Buyer or any of its Affiliates receives any invoice, bill or other request for payment which arises prior to Closing and is not an Assumed Liability or a Transferred Liability, or is otherwise due and owing by Seller or any of its Affiliates in accordance with the terms of this Agreement, Buyer will promptly remit, or will cause to be remitted, such request for payment to Seller at the address set forth in Section 10.8.
1.4    Consent of Third Parties.
(a)    Nothing in this Agreement nor the consummation of the transactions contemplated hereby will be construed as an attempt or agreement to assign (i) any Shared Contract or (ii) any Purchased Asset, including any Contract, Permit or other right, which by its terms or by Law is nonassignable without the consent or waiver of a third party or a Governmental Body or is cancelable by a third party in the event of an assignment, unless and until such consent or waiver is obtained (any such Purchased Assets for which consent or waiver have not been obtained at or prior to the Closing, “Nonassignable Assets”).
(b)    With respect to Material Permits that are Nonassignable Assets, Seller will use its commercially reasonable efforts to cooperate with Buyer at its request during the period commencing on the date hereof and ending on the date that is 180 days after the Closing Date in endeavoring to obtain promptly any consents or waivers with respect to such Permits.
(c)    With respect to Material Contracts that are Nonassignable Assets or that are Shared Contracts, Buyer and Seller will use their respective commercially reasonable efforts to develop and implement a mutually agreeable arrangement under which Buyer would obtain the benefits and perform and discharge the obligations thereunder in accordance with this Agreement, or under which the applicable Seller would enforce for the benefit of Buyer, at Buyer’s sole cost and expense, with Buyer being responsible for the performance and discharge of Seller’s obligations, any and all rights of Seller thereunder against a third party. Buyer will also use commercially reasonable efforts to enter into a separate Contract with the third party to each Contract described in the immediately foregoing sentences of this Section 1.4(c) on comparable terms as promptly as practicable after the Closing. The obligations of Seller under this Section 1.4(c) will terminate and expire one year after the Closing Date.
1.5    Allocation of Total Consideration.
(a)    Concurrently with the transmission of the Closing Statement pursuant to Section 2.5(c), Buyer will prepare and deliver to Seller a copy of IRS Form 8594 and any required exhibits thereto allocating the Total Consideration (as of such date) among the Purchased Assets, the Assumed Liabilities and the Business in accordance with Section 1060 of the Code and applicable Law (the “Initial Allocation”). Seller shall have 60 days from the receipt of the Initial Allocation to provide comments to Buyer with respect to the Initial Allocation. Buyer and Seller shall use reasonable efforts to resolve any disputes with respect to the Initial Allocation. Any disputes that have not been resolved within 30 days of Buyer’s receipt of Seller’s comments on the Initial Allocation shall be resolved pursuant to the resolution mechanism contained in Section 2.5(d). The Initial Allocation as finalized pursuant to this Section 1.5(a) is referred to as the “Allocation Statement.”
(b)    If there is any further adjustment with respect to the Total Consideration, Buyer will prepare and deliver any documents necessary to reflect such adjustment within 30 days of any such adjustment. Buyer will permit Seller to review and comment on such documents, and Buyer will be required to make such revisions to such documents as are reasonably requested by Seller in writing within 30 days of Seller’s receipt of such documents, to the extent such revisions are consistent with the principles of Section 1060 of the Code. Buyer and Seller agree to file any additional Tax Returns required to be filed pursuant to Section 1060 of the Code and applicable Law to reflect such revisions and to treat the Allocation Statement as adjusted pursuant to this Section 1.5(b) as the finalized Allocation Statement hereunder.
(c)    Buyer and Seller and each of their respective Affiliates will, with respect to the Allocation Statement (as finalized pursuant to this Section 1.5), (i) be bound by it for purposes of determining any Taxes, (ii) prepare and file, and cause their respective Affiliates to prepare and file, their Tax Returns (including IRS Form 8594) on a basis consistent with it, (iii) cooperate in the timely filing of any forms (including IRS Form 8594) required to be filed with regard to it, including any amendments to any forms required pursuant to any applicable Law or this Agreement and (iv) except as required by Law, take no position, and cause their Affiliates to take no position, inconsistent with such statement on any applicable Tax Return or in any Tax-related audit or Legal Proceeding. If the Allocation Statement (as finalized pursuant to this Section 1.5) is disputed by any Taxing Authority, the Party receiving notice of the dispute will promptly notify the other Party, and the Parties agree (and will cause their respective Affiliates) to use their commercially reasonable efforts to defend such statement in any Tax-related audit or Legal Proceeding.
ARTICLE II
CONSIDERATION AND CLOSING
2.1    Consideration. The aggregate consideration for the Purchased Assets will be the Purchase Price and the assumption by Buyer of the Assumed Liabilities and the Transferred Liabilities (collectively, the “Total Consideration”).
2.2    Payment of Initial Purchase Price. On the Closing Date, Buyer will pay the Initial Purchase Price by wire transfer of immediately available funds into an account or accounts designated by Seller.
2.3    Closing. The consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities and the Transferred Liabilities provided for in Article I (the “Closing”) will take place at the offices of Alston & Bird LLP located at 1201 West Peachtree Street, NW, Atlanta, Georgia 30309 (or at such other place as the Parties may designate in writing) at 10:00 a.m. Atlanta, Georgia time on a date to be specified by the Parties (the “Closing Date”), which date will be the third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), unless another time, date or place is agreed to in writing by the Parties.
2.4    Closing Deliverables.
(a)    On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller will deliver, or cause to be delivered, to Buyer:
(i)    a general bill of sale and a bill of sale specific to titled motor vehicles and equipment, each in the form attached as Exhibit A (the “Bills of Sale”), duly executed by Seller;
(ii)    an assignment and assumption agreement in the form attached as Exhibit B-1 (the “Assignment and Assumption Agreement”), duly executed by Seller;
(iii)    an assignment and assumption agreement in the form attached as Exhibit B-2 (the “WFS/North Woods Assignment and Assumption Agreement”), duly executed by WFS and North Woods;
(iv)    deeds for the Owned Real Property in the forms attached hereto as Exhibit C (the “Deeds”) and any related required Transfer Tax forms, duly executed by Seller;

(v)    a transition services agreement in the form attached as Exhibit D (the “Transition Services Agreement”), duly executed by Seller;
(vi)    a patent and know-how license agreement in the form attached as Exhibit E (the “Patent and Know-How License Agreement”), duly executed by Seller;
(vii)    duly executed affidavits of non-foreign status that reasonably comply with Section 1445 of the Code and the Treasury Regulations thereunder (the “FIRPTA Certificates”);
(viii)    an assignment and assumption agreement in the form attached hereto as Exhibit F with respect to the Thorsby Property Leases (the “Thorsby Assignment and Assumption Agreement”), duly executed by Seller;
(ix)    a patent assignment agreement in the form attached hereto as Exhibit G (the “Patent Assignment Agreement”), duly executed by Seller;
(x)    a trademark assignment agreement in the form attached hereto as Exhibit H (the “Trademark Assignment Agreement”), duly executed by Seller;
(xi)    a domain name assignment agreement in the form attached hereto as Exhibit I (the “Wood Products Domain Name Assignment Agreement”), duly executed by Wood Products;
(xii)    a domain name assignment agreement in the form attached hereto as Exhibit J (the “Seller Parent Domain Name Assignment Agreement”), duly executed by Seller Parent;
(xiii)    a license agreement with respect to certain Seller Marks in the form attached as Exhibit K (the “Seller Mark License Agreement”), duly executed by Seller;
(xiv)    evidence of release of all Liens (other than Permitted Liens) and other Credit Support Obligations on the Purchased Assets in form and substance reasonably satisfactory to Buyer;
(xv)    a survey affidavit in the form attached as Exhibit L (the “Survey Affidavit”), duly executed by Seller; with respect to the Survey set forth in clause (b) of the defined term “Surveys”; and
(xvi)    a certificate dated the Closing Date and duly executed by an authorized officer of Seller to the effect that each of the conditions set forth in Sections 6.2(a) and 6.2(b) is satisfied in all respects.
(b)    On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer will deliver to Seller:
(i)    the Initial Purchase Price;

(ii)    the Bills of Sale, duly executed by Buyer;
(iii)    the Assignment and Assumption Agreement, duly executed by Buyer;
(iv)    the WFS/North Woods Assignment and Assumption Agreement, duly executed by Buyer;
(v)    the Deeds, duly executed by Buyer;
(vi)    the Transition Services Agreement, duly executed by Buyer;
(vii)    the Patent and Know-How License Agreement, duly executed by Buyer;
(viii)    the Thorsby Assignment and Assumption Agreement, duly executed by Buyer;
(ix)    the Trademark Assignment Agreement, duly executed by Buyer;
(x)    the Wood Products Domain Name Assignment Agreement, duly executed by Buyer;
(xi)    the Seller Parent Domain Name Assignment Agreement, duly executed by Buyer;
(xii)    the Seller Mark License Agreement, duly executed by Buyer;
(xiii)    completed resale certificates for each state in which the Purchased Assets are located; and
(xiv)    a certificate dated the Closing Date and duly executed by an authorized officer of Buyer to the effect that each of the conditions set forth in Sections 6.3(a) and 6.3(b) is satisfied in all respects.
2.5    Purchase Price Adjustment.
(a)    Estimated Closing Statement; Adjustment to Closing Payment. No sooner than five days, and no less than three days, prior to the Closing Date, Seller will prepare and deliver, or cause to be prepared and delivered, to Buyer a written statement (an “Estimated Closing Statement”) setting forth Seller’s good faith estimate (including calculation of the component parts thereof) of the Net Working Capital (such estimate, the “Estimated Net Working Capital”).
(b)    Inventory Count. At the close of business on the day immediately prior to the Closing Date, Seller shall take a physical count of the Inventory at each of the Facilities and shall review reports regarding Inventory managed by Seller’s customers through a vendor managed inventory system (“VMI”), using methods consistent with its past practice with respect to the Business (including those set forth in Schedule 11.1(h)), in which count and review Buyer shall be permitted to observe and participate, which shall be the sole Inventory count and review used in connection with the preparation of the Closing Statement and otherwise in the calculation of the Net Working Capital, absent manifest error.
(c)    Closing Statement. Within 60 days after the Closing Date, Buyer will prepare and deliver, or cause to be prepared and delivered, to Seller a written statement (the “Closing Statement”), setting forth Buyer’s good faith calculation of the Net Working Capital.
(d)    Dispute. Within 30 days following receipt by Seller of the Closing Statement, Seller shall deliver written notice to Buyer of any dispute it has with respect to the preparation or content of the Closing Statement. If Seller does not notify Buyer of a dispute with respect to the Closing Statement within such 30 day period, such Closing Statement will be final, conclusive and binding on the Parties. In the event of a timely dispute notification, Buyer and Seller shall negotiate in good faith to resolve such dispute for a period of 30 days following such dispute notification. Any resolution reduced to writing and executed by Buyer and Seller during such 30 day period as to any disputed items will be final, conclusive and binding on the Parties for purposes of this Section 2.5. If Buyer and Seller do not resolve all disputed items by the end of such 30 day period, then Buyer and Seller will, and each acting individually will have the right to, submit for resolution the remaining items in dispute to PricewaterhouseCoopers LLP (the “Independent Accounting Firm”). Buyer and Seller will instruct the Independent Accounting Firm to render its determination with respect to the items in dispute in a written report that specifies the conclusions of the Independent Accounting Firm as to each item in dispute and the resulting calculation of any adjustments under this Section 2.5, it being understood and agreed that the Independent Accounting Firm will evaluate and determine any such adjustments in accordance with the terms of this Agreement and will not assign any value to any item greater than the greatest value claimed for such item by either Buyer in the Closing Statement or Seller in a dispute notice or less than the smallest value claimed for such item by either Buyer in the Closing Statement or Seller in a dispute notice. Buyer and Seller will each use commercially reasonable efforts to cause the Independent Accounting Firm to render its determination within 30 days after referral of the items to such firm or as soon thereafter as reasonably practicable. The Independent Accounting Firm’s determination of the calculation of any adjustments under this Section 2.5 as set forth in its report will be final, conclusive and binding on the Parties for purposes of this Section 2.5. The Independent Accounting Firm will determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Independent Accounting Firm award $600 in favor of Seller’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by Seller.
(e)    Access. For the purposes of complying with the terms set forth in this Section 2.5, Buyer and Seller will, and will cause their respective Representatives to, reasonably cooperate and assist during business hours on Business Days in the preparation of the Estimated Closing Statement and Closing Statement and the calculation of Estimated Net Working Capital and Net Working Capital, and in the conduct of the review thereof, including the making available to the extent necessary of books, records, work papers and personnel (subject to execution, in the case of access to books, records, work papers or personnel of Representatives, of reasonable confidentiality, or if applicable, hold harmless agreements).
(f)    Post-Closing Purchase Price Adjustment. The Net Working Capital, as agreed to (or deemed to be agreed to) by Buyer and Seller or as determined by the Independent Accounting Firm, as applicable, will be final, conclusive and binding on the Parties for purposes of this Section 2.5 and will be referred to herein as the “Final Net Working Capital.”
(i)    If the Final Net Working Capital is less than the Estimated Net Working Capital, then Seller shall pay, or cause to be paid, an amount equal to such shortfall via wire transfer of immediately available funds to an account designated in writing by Buyer within five Business Days from the date on which Final Net Working Capital is finally determined pursuant to Section 2.5(d).
(ii)    If the Final Net Working Capital is greater than the Estimated Net Working Capital, then Buyer shall pay, or cause to be paid, to Seller an amount equal to such excess via wire transfer of immediately available funds to an account or accounts designated in writing by Seller within five Business Days from the date on which Final Net Working Capital is finally determined pursuant to Section 2.5(d).
(iii)    If the Final Net Working Capital is equal to the Estimated Net Working Capital, there will be no payment required pursuant to this Section 2.5(f).
(g)    Interest. The amount of any payment to be made pursuant to this Section 2.5 will bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the rate of interest published from time to time by The Wall Street Journal Eastern Edition as the “prime rate” at Bank of America, N.A. during the period from the Closing Date to the date of payment. Such interest will be payable at the same time as the payment to which it relates and will be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
2.6    Withholding. Buyer or any applicable Affiliate of Buyer, as the case may be, will be entitled to deduct and withhold from any payment otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under all applicable Laws with respect to Tax; provided, however, that Buyer will notify Seller in writing of any required withholding at least 10 Business Days before the Closing Date and will reasonably cooperate with Seller in obtaining any available exemption or reduction of such withholding; provided, further, that Buyer will provide Seller with reasonable evidence of the payment of such Taxes. To the extent that amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules, which are organized by reference to a particular section of this Agreement (provided, however, that any disclosure contained in any one Schedule or section thereof relating to one section of this Agreement shall be deemed to be disclosed with respect to any other section of this Agreement to the extent the relevance of such disclosure to any such representation and warranty is reasonably apparent from the face of such disclosure), Seller (on a joint and several basis) represents and warrants to Buyer as follows:
3.1    Organization and Good Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware with all requisite limited liability company power and authority thereunder to own, lease and operate its properties and to carry on its business as now conducted. Seller is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have or would not reasonably be expected to have a Material Adverse Effect. The Purchased Assets do not include (i) any, or any agreement to acquire, equity securities or other securities of any Person or any direct or indirect equity or other ownership interest in any other business, or (ii) any obligations to repurchase, redeem or otherwise acquire any equity securities or other securities of any Person.
3.2    Authorization. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement, and Seller has all requisite power, authority and legal capacity to (a) execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement, including any applicable Ancillary Agreement (the “Seller Documents”), (b) perform its respective obligations hereunder and thereunder and (c) consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by Seller and (assuming the due authorization, execution and delivery by the other Parties and parties thereto) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity.
3.3    Conflicts; Consents of Third Parties.
(a)    None of the execution and delivery by Seller of this Agreement, the consummation of the transactions contemplated hereby, or compliance by Seller with any of the provisions hereof will conflict with, or result in any violation of, breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, acceleration, payment or cancellation under, any provision of (i) the organizational documents of Seller, (ii) any Material Contract or Material Permit to which Seller is a party or by which any of the Purchased Assets are bound, (iii) any Order of any Governmental Body applicable to Seller or by which any of the Purchased Assets are bound or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, breaches, defaults, terminations, modifications or cancellations that are not material to the Business or any acceleration or payment that are not material in amount.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or filing with, or notification to, any Person or Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement, the compliance by Seller with any of the provisions hereof, or the consummation of the transactions contemplated hereby, except for (i) compliance with the applicable requirements of the HSR Act and any other applicable regulatory requirements or required consents or filings, and (ii) such other consents, waivers, approvals, Orders, Permits or authorizations Seller’s failure of which to obtain would not be material to the Business.
3.4    Financial Information.
(a)    Schedule 3.4(a) sets forth the Financial Information.
(b)    The Financial Information has been prepared in accordance with GAAP consistently applied (except for normal, recurring year-end adjustments and the lack of GAAP-compliant footnotes thereto and except as otherwise set forth in the notes thereto) and fairly presents, in all material respects, the financial position and results of operations of the Business as of the dates and for the periods indicated therein.
(c)    Except for liabilities disclosed in this Agreement (including the Schedules hereto), as of the date hereof, to the Knowledge of the Company, the Business has no material liabilities other than (i) those set forth or provided for in the Financial Information or (ii) those incurred since the Balance Sheet Date in the Ordinary Course or as contemplated by this Agreement.
3.5    Title to Purchased Assets. Other than real property interests (which are addressed in Section 3.9), Seller owns and has good title to, or has a valid leasehold interest in, the Purchased Assets, free and clear of all Liens other than Permitted Liens.
3.6    Sufficiency and Condition of Assets.
(a)    Except for the Nonassignable Assets, the Shared Contracts, and Buyer’s rights under the Ancillary Agreements, the Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted immediately prior to the Closing.
(b)    Each item of equipment set forth on Schedule 3.6 is in all material respects in good condition, normal wear and tear and depreciation excepted.
3.7    Absence of Certain Developments. Except as expressly contemplated by this Agreement, since the Balance Sheet Date, (a) Seller has, through the date hereof, conducted the Business only in the Ordinary Course, (b) there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect, and (c) Seller has not taken any action or omitted to take any action which, if taken or omitted to be taken after the date hereof, would require the consent of Purchaser under Section 5.1. Without limiting the generality of the foregoing, since September 30, 2015, Seller has not transferred (a) any equipment or other fixed assets having a fair market value in excess of $25,000 individually or $250,000 in the aggregate and that would otherwise be a Purchased Asset away from the Facilities to another facility of Seller or any of its Affiliates such that it would not be a Purchased Asset or (b) the employment or position of any individual that is currently an employee of Seller or its Affiliates and that would otherwise be a Business Employee if not for such transfer of employment or position such that such individual not a Business Employee (but remains an employee of Seller or its Affiliates).
3.8    Taxes. Except for matters that would not be material to the Business or the Purchased Assets:
(a)    All material Tax Returns required to be filed have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (taking into account any extension of time to file granted or to be obtained).
(b)    All material Taxes payable with respect to such Tax Returns have been paid.
(c)    No deficiencies for Taxes or other assessments relating to Taxes have been claimed, threatened, proposed or assessed in writing by any Taxing Authority with respect to the Purchased Assets, the Assumed Liabilities or the Business.
(d)    There are no ongoing, pending or, to the Knowledge of Seller, threatened in writing, audits relating to Taxes with respect to the Purchased Assets, the Assumed Liabilities or the Business.
(e)    This Section 3.8 represents the sole and exclusive representation and warranty of Seller regarding Tax matters.
3.9    Real Property.
(a)    Schedule 3.9(a) contains a true and complete list of the Owned Real Property. With respect to the Owned Real Property:
(i)    Seller has good, marketable and insurable fee simple title to the Owned Real Property, free and clear of all Liens other than Permitted Liens;
(ii)    Except for Permitted Liens, Seller has not leased, subleased, licensed or otherwise granted to any Person the right to possess, use or occupy the Owned Real Property or any portion thereof;
(iii)    Except for Permitted Liens, there are not outstanding options or rights of first refusal or other agreements granting to any Person any right to purchase or lease the Owned Real Property, or any portion thereof or interest therein;
(iv)    There are no zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Body having jurisdiction over the Owned Real Property that individually or in the aggregate materially impair or would reasonably be expected to materially impair the continued use of the Owned Real Property for the purposes for which it is used for the Business; and
(v)    Seller has not received any written notice of any pending or threatened condemnation proceedings in the nature of eminent domain in connection with the Owned Real Property and, to the Knowledge of Seller, no such condemnation proceeding is pending or has been threatened in connection with the Owned Real Property.
(b)    Schedule 3.9(b) lists all of the IDB-Leased Real Property, including the address of landlord and tenant for each Thorsby Property Lease.
(i)    Seller has good, marketable and insurable leasehold title to the Thorsby Facility, free and clear of all Liens other than Permitted Liens.
(ii)    Seller does not own any real property at the site of the Thorsby Facility. There are no zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Body having jurisdiction over the IDB-Leased Real Property that individually or in the aggregate materially impair or would reasonably be expected to materially impair the continued use of the IDB-Leased Real Property for the purposes for which it is used for the Business.
(iii)    Seller has delivered to Buyer complete copies of each Thorsby Property Lease, including all amendments and agreements related thereto. Seller holds valid leasehold title to all of the IDB-Leased Real Property, in each case in accordance with the provisions of the applicable Thorsby Property Lease for such IDB-Leased Real Property and free and clear of all Liens except for Permitted Liens. Each Thorsby Property Lease is enforceable against Seller, and to the Knowledge of Seller, each other party thereto in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, Seller has performed all material obligations to be performed by it under the Thorsby Property Leases, is not in material breach or default under any such Thorsby Property Lease and no event has occurred or failed to occur that, with or without notice or lapse of time or both, would constitute such a breach or default by Seller or, to the Knowledge of Seller, any other party thereto or, to the Knowledge of Seller, permit termination, modification or acceleration under any such Thorsby Property Lease. To the Knowledge of Seller, the other parties to the Thorsby Property Leases have, as of the date hereof, performed all obligations required to be performed by such parties thereunder and are not (with or without the lapse of time, the giving of notice, or both) in breach or default thereunder. Except for Permitted Liens, Seller has not leased, subleased, licensed or otherwise granted to any Person the right to possess, use or occupy the IDB-Leased Real Property or any portion thereof.
3.10    Intellectual Property.

(a)    All Purchased Intellectual Property that, as of the date hereof, is registered or subject to an application for registration is listed on Schedule 3.10(a)(i). Except for the Nonassignable Assets, the Shared Contracts, as provided by Contracts for commercially available, off-the-shelf software, “click-wrap” or “shrink-wrap” licenses, and Buyer’s rights under the Ancillary Agreements, the Purchased Intellectual Property and rights under the Assigned Contracts constitute all Intellectual Property used in, held for use in, or as is necessary to conduct the Business in substantially the same manner as conducted immediately prior to the Closing. All Purchased Intellectual Property is valid and enforceable and subsisting and in full force and effect. As of the date hereof no Purchased Intellectual Property is subject to any injunction, judgment, order, decree, ruling, or charge. No action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand as of the date hereof is pending or, to the Knowledge of the Seller, is as of the date hereof threatened in writing that challenges the legality, validity, enforceability, use, or ownership of any material item of Purchased Intellectual Property. All material Licensed Patent Rights as of the date hereof are listed on Schedule 3.10(a)(ii). To the Knowledge of Seller, the conduct of the Business in the manner in which it is currently conducted by Seller does not infringe, misappropriate, or otherwise violate, and for the past three years has not infringed, misappropriated, or otherwise violated, any Intellectual Property right of any third party. To the Knowledge of Seller, (i) no third party is infringing, misappropriating, or otherwise violating, any Purchased Intellectual Property and (ii) for the past three years no third party has infringed, misappropriated, or otherwise violated any Purchased Intellectual Property.
(b)    Seller has taken all steps reasonable under the circumstances to protect and maintain the Purchased Intellectual Property, including maintaining and preserving the confidentiality of all trade secrets and other non-public or confidential information related to the Business. To the Knowledge of Seller, Seller has not disclosed any such trade secrets and other non-public or confidential information to any Person other than pursuant to a written, valid and enforceable confidentiality agreement providing for the non-disclosure and non-use of such trade secrets and other non-public or confidential information. Seller and its Affiliates require each Person involved in proprietary aspects of the Business (including each employee or other Person to whom any trade secrets or other non-public or confidential information have been made available) to execute nondisclosure of proprietary information and confidentiality agreements and agreements providing for the assignment by such Person (by present assignment) to Seller or one of its Affiliates of any Intellectual Property arising out of such Person’s employment by, engagement by, or contract with Seller or any of its Affiliates.
(c)    The representations and warranties set forth in this Section 3.10 are the sole and exclusive representations and warranties of Seller with respect to any matter related to sufficiency, validity, enforceability, protection, maintenance and infringement of Intellectual Property.
3.11    Material Contracts.
(a)    Schedule 3.11(a) sets forth, as of the date hereof, all of the following Contracts (collectively, all such Contracts disclosed or required to be disclosed, the “Material Contracts”):
(i)    any Labor Agreement or Contract with any Business Employee;

(ii)    other than with respect to sales of Inventory in the Ordinary Course, Contracts for the sale by Seller of any Purchased Assets for consideration in excess of $250,000;
(iii)    Contracts for the lease of personal property by Seller with respect to the Business involving annual payments in excess of $25,000;
(iv)    Contracts, with respect to the Business, relating to incurrence of Indebtedness, or the making of any loans, in each case involving amounts in excess of $100,000;
(v)    Contracts to which Seller is a party that relate to the Business (A) for the development or co-development of Intellectual Property, (B) providing for any settlement related to Intellectual Property or any consent to use, coexistence, or similar agreements, or (C) any other material Contracts to which Seller is a party pursuant to which (1) Seller permits any Person to use any of the Purchased Intellectual Property, or (2) any Person permits Seller to use, with respect to the Business, any Intellectual Property of any third party, other than, in each case, (x) Contracts for commercially available, off-the-shelf software, “click-wrap” or “shrink-wrap” licenses and (y) Contracts in which rights to use Intellectual Property are incidental and not material to such Contracts;
(vi)    Contracts limiting the freedom of Seller, to the extent related or applicable to the Business, or if included in the Assigned Contracts, to (A) compete with any other Person or (B) solicit business from, or any employees of, any other Person, in each case, in any line of business, market or geographic area;
(vii)    Contracts containing covenants granting any other Person an option or a right of first refusal, first offer or first negotiation to purchase or acquire any Purchased Assets;
(viii)    Contracts, with respect to the Business, with the Persons set forth on Schedule 3.17;
(ix)    Contracts, with respect to the Business, with any distributor granting an exclusive distribution network;
(x)    Contracts involving, with respect to the Business, a sharing of profits or expenses, including any joint venture or partnership agreements;
(xi)    Contracts with respect to the Business with any Governmental Body; or
(xii)    Contracts with respect to the Business which involve annual revenues or expenditures of more than $250,000 that, in either case, are not terminable by Seller without penalty on notice of 90 days or less.

(b)    Except as identified as such on Schedule 3.11(b) none of the Material Contracts is a Shared Contract.
(c)    Seller is not in default, and has not committed or failed to perform any act that with notice or lapse of time or both would constitute a default by Seller under any Material Contract. As of the date hereof, to the Knowledge of Seller, there has been no default under any Material Contract by any other Person party thereto, except, in each case, for defaults, performance failures or events that would not be material. Complete and accurate copies of the Material Contracts have been made available to Buyer.
3.12    Employee Benefits.
(a)    Schedule 3.12(a) lists Business Benefit Plans and Title IV Plans as of the date hereof. There are no Multiemployer Plans or Multiple Employer Plans applicable to the Business Employees.
(b)    Complete and accurate copies of the following documents, with respect to each of the Business Benefit Plans and Title IV Plans (as applicable), have been made available to Buyer upon request, including (i) any plans and related trust documents, and all amendments thereto, (ii) the most recent Forms 5500 for the past three years and schedules thereto, (iii) the most recent financial statements and actuarial valuations for the past three years, (iv) the most recent determination letter, opinion letter, or advisory letter issued by the IRS, and (v) the most recent summary plan descriptions (including letters or other documents updating such descriptions).
(c)    Each of the Business Benefit Plans intended to qualify under Section 401 of the Code (“Qualified Plans”) has been determined by the IRS to be so qualified.
(d)    Each of the Business Benefit Plans and Title IV Plans has been maintained, in all material respects, in accordance with its terms and all provisions of applicable Law.
(e)    Neither the Seller nor any of its Affiliates has any current or potential obligation to provide post-employment health, life or other welfare benefits other than as required under Section 4980B of the Code or any similar applicable law to any Business Employees for which the covered individual pays the full cost of coverage.
(f)    There do not exist any pending or, to the Knowledge of Seller, threatened claims (other than routine undisputed claims for benefits), suits, actions, disputes, audits or investigations with respect to any Business Employee under any Business Benefit Plan.
(g)    Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under any Business Benefit Plan.

3.13    Labor. Seller is not, as of the date hereof, a party to any Labor Agreement. As of the date hereof, there are no (a) organizing campaigns, strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of Seller, threatened against or involving the Business, (b) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Seller, threatened, before the National Labor Relations Board, or (c) charges or complaints alleging employment discrimination, harassment or wrongful termination pending with the Equal Employment Opportunity Commission or any similar state fair employment practices agencies, in each case by or on behalf of any Business Employee or group of Business Employees, except in each case as would not be material.
3.14    Litigation. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened against Seller involving the Business which, if adversely determined, would reasonably be expected to result in liability to Seller in excess of $50,000. Seller is not subject to any Order of any Governmental Body materially impacting the operation of the Business.
3.15    Compliance with Laws; Permits. Seller is in compliance in all material respects with all Laws applicable to its operations or assets with respect to the Business. Seller has not received any written notice of or been charged with the violation of any Laws. Seller currently has all Permits which are required for the operation of the Business, other than those Seller’s failure of which to possess is not material (the “Material Permits”). Schedule 3.15 sets forth, as of the date hereof, all Material Permits. Seller is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Permit, except where such default or violation is not material to the Business and does not result in a material Liability for Buyer.
3.16    Environmental Matters. The representations and warranties contained in this Section 3.16 are the sole and exclusive representations and warranties of Seller pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws.
(a)    The operations of the Business are, and to the Knowledge of Seller, have during the past five (5) years been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Material Permits required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”) except where any non-compliance would not be material to the Business or would not result in a material Liability for Buyer.
(b)    Seller is not subject to any pending, or to the Knowledge of Seller, threatened claim alleging, with respect to the operations of the Business, that Seller may be in violation of any Environmental Law or any Environmental Permit or may have any Liability under any Environmental Law, except as would not be material to the Business or would not result in a material Liability for Buyer.
(c)    To the Knowledge of Seller, there are no pending or threatened investigations involving the Business or the Owned Real Property or IDB-Leased Real Property under Environmental Laws, which would reasonably be expected to result in Seller incurring any Liability pursuant to any Environmental Law, except as would not be material to the Business or would not result in a material Liability for Buyer.
(d)    To the Knowledge of Seller, no Hazardous Substances generated in the operations of the Business have been sent, transferred, transported to, treated, stored, or disposed of at any property that requires investigation or clean-up, including any site listed or proposed for listing on the National Priority List promulgated pursuant to CERCLA or to any site listed on any state list of sites requiring or recommended for investigation or clean-up.
(e)    Seller has made available to Buyer copies of all material written and final reports, studies, audits, and site assessments in its possession provided or produced since January 1, 2012 reflecting the environmental conditions of the soil, surface water and groundwater underlying the Owned Real Property and the IDB-Leased Real Property and any unresolved notices of noncompliance with Environmental Laws, to the extent in its possession, custody or control or previously issued to Seller relating to the Business or Purchased Assets.
(f)    To the Knowledge of Seller, there are no existing conditions in, on, under, at, or migrating from the Owned Real Property, the IDB-Leased Real Property, or property in the vicinity of the Owned Real Property or the IDB-Leased Real Property relating to or resulting from the presence, migration, or Release of Hazardous Substances on or from the Owned Real Property or the IDB-Leased Real Property on or prior to the Closing Date at concentrations in soil, groundwater or other environmental media such that the failure to remove or remediate such conditions would constitute a violation of or non-compliance with Environmental Law.
3.17    Customers and Suppliers. Schedule 3.17(a) sets forth for the year ended December 31, 2014 and the nine months ended September 30, 2015, the names of the 10 largest customers of the Business based on the aggregate value of goods and services purchased by such customers from Seller during such period based on gross revenues. Schedule 3.17(b) sets forth for the year ended December 31, 2014 and the nine months ended September 30, 2015 the names of the 10 largest suppliers of the Business based on the aggregate value of goods and services purchased by Seller from such suppliers during such period. As of the date hereof, except as set forth on Schedule 3.17(c), no such customer has terminated or changed materially its relationship with the Business, and Seller has received no written notice from any such customer of its intent to terminate or change materially, in a manner adverse to the Business, its relationship with the Business.
3.18    Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement and no such Person is entitled to any fee or commission or like payment in respect thereof.
3.19    Inventory. The Inventory of Seller exclusively used, or held exclusively for use in, the conduct of the Business and to be included in the calculation of Net Working Capital, except Inventory in transit and Inventory sold or disposed of in the Ordinary Course: (a) except as located elsewhere pursuant to consignment agreements entered into in the Ordinary Course and included in the Assigned Contracts, is now located on the Owned Real Property or the IDB-Leased Real Property, (b) has been acquired by Seller in bona fide transactions entered into in the Ordinary

Course, (c) is, as of the date hereof, of good and merchantable quality except to the extent reserved for in the Financial Information or as would not be material, and (d) is held by Seller free and clear of any Lien, other than Permitted Liens.
3.20    Accounts Receivable. All outstanding accounts receivable shown on the balance sheets included in the Financial Information and that, as of the date hereof, remain outstanding are and all accounts receivable to be included in the computation of Net Working Capital shall be (i) valid and genuine and have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the Ordinary Course and (ii) not subject to valid defenses, set offs or counterclaims, subject, in each case, to bad debt reserves reflected in the Financial Information or the calculation of Net Working Capital, as applicable.
3.21    Affiliate Transactions. (i) The Purchased Assets do not include any Contracts with respect to the Business or any Purchased Asset to which Seller (with respect to the Business) on the one hand, and any Affiliate of Seller on the other hand, are party and (ii) neither Seller, nor any Affiliate of Seller possesses, directly or indirectly, any material financial interest in any Person which is a material supplier, customer, lessor, lessee, or competitor of Seller with respect to the Business. Schedule 3.21 sets forth a list of all credit support provided by the Business or any of the Purchased Assets, in each case to support obligations of Seller or any of its Affiliates (the “Credit Support Obligations”), including all security agreements, pledge agreements, trust agreements and other Contracts and financing statements granting a Lien (other than Permitted Liens) over any Purchased Assets.
3.22    Anticorruption. Neither Seller nor any of its Subsidiaries, any employee, officer, director, or, to the extent that it would constitute a breach of applicable Law by Seller or any of its Subsidiaries, any agent or representative or other Person acting for or on behalf of Seller or any of its Subsidiaries, has, directly or indirectly, in connection with the conduct or operation of the Business, (A) made or offered any unlawful payment, or offered or promised to make any unlawful payment, or provided or offered or promised to provide anything of value (whether in the form of property or services or in any other form), to any foreign or domestic government official or employee, any foreign political party or official or candidate for foreign political office, any official or employee of a Public International Organization (as defined in the FCPA) (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Body, Public International Organization or official or employee thereof, for the purpose of (1) influencing any act or decision of any Official Party in his or her official capacity, (2) inducing any Official Party to do or omit to do any act in violation of his or her lawful duties, (3) securing any improper advantage or (4) inducing any Official Party to influence or affect any act or decision of any Governmental Body or Public International Organization, (B) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political or charitable activities or (C) taken any other action or made any omission, in each case in violation of any Law applicable to Seller or any of its Subsidiaries governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including the FCPA (all such Laws, “Anticorruption Laws”). None of Seller or any of its Subsidiaries has, in connection with the Business, received any written notice alleging any such violation or conducted any internal investigation with respect to any actual or alleged violation of any Anticorruption Law. None of Seller or any of its Subsidiaries, nor any of its respective directors, officers or stockholders, is currently a government officer, agent or employee of a Governmental Body, except for positions with local Governmental Bodies unrelated to the Business.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to Seller as follows:
4.1    Organization and Good Standing. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business.
4.2    Authorization. Buyer has all requisite limited liability company power and authority to (a) execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer in connection with the consummation of the transactions contemplated hereby and thereby (the “Buyer Documents”), (b) perform its respective obligations hereunder and thereunder and (c) consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other Parties and parties thereto) this Agreement constitutes, and each Buyer Document when so executed and delivered will constitute, the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity.
4.3    Conflicts; Consents of Third Parties.
(a)    None of the execution and delivery by Buyer of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by Buyer with any of the provisions hereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the organizational documents of Buyer, (ii) any material Contract or material Permit to which Buyer is a party or by which Buyer or any of its properties or assets are bound, (iii) any Order of any Governmental Body applicable to Buyer or by which any of the properties or assets of Buyer are bound or (iv) any applicable Law, other than, in the cases of clauses (ii), (iii), and (iv), such conflicts, violations, defaults, terminations or cancellations that would not have a material adverse effect upon Buyer’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Buyer in connection with the execution and delivery of this Agreement, the compliance by Buyer with any of the provisions hereof, the consummation of the transactions contemplated hereby, or for Buyer to conduct the Business, except for compliance with the applicable requirements of the HSR Act, any other applicable regulatory requirements or required consents or filings and such other consents, waivers, approvals, Orders, Permits or authorizations Buyer’s failure of which to obtain would not have a material adverse effect upon Buyer’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.
4.4    Litigation. There are no Legal Proceedings pending or, to the knowledge of Buyer, threatened against Buyer, or to which Buyer is otherwise a party before any Governmental Body, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby. Buyer is not subject to any Order of any Governmental Body except to the extent any such Order would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.
4.5    Financial Advisors. Buyer has retained Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by this Agreement. Buyer is solely responsible for any fee or commission or like payment resulting from such engagement. The Buyer has no other commitments to brokers or financial advisors with respect to the transactions contemplated hereby.
4.6    Financial Capability. Buyer has sufficient internal funds and committed financing capacity available to pay the Initial Purchase Price when required and any expenses incurred by Buyer in connection with the transactions contemplated hereby and (b) assuming the accuracy of the representations and warranties of Seller hereunder and Seller’s continued compliance with its obligations hereunder, has the financial resources and capabilities to perform its obligations hereunder, and (c) has not incurred any restriction or Liability of any kind, which would impair or adversely affect such resources and capabilities.
ARTICLE V
COVENANTS

5.1    Conduct of the Business Pending the Closing.
(a)    Prior to the Closing, except (w) as set forth on Schedule 5.1(a), (x) as required by applicable Law, (y) as otherwise contemplated by this Agreement or (z) with the prior written consent of Buyer (which consent will not be unreasonably withheld, delayed or conditioned), Seller will (i) conduct the Business in the Ordinary Course (including with respect to making capital expenditures in the Ordinary Course) and in compliance in all material respects with applicable Law, and (ii) use commercially reasonable efforts to preserve the present (A) business operations, organization and goodwill of the Business, and (B) relationships with customers and suppliers of the Business. For the avoidance of doubt, any change in or loss of a relationship or decline in transaction activity with a customer or supplier of the Business arising primarily from the announcement or pendency of this Agreement or the transactions contemplated hereby shall not be deemed a breach by Seller of its obligations pursuant to this Section 5.1(a), and Seller shall have no obligation pursuant to this Section 5.1(a) or otherwise to (i) incur any Liabilities (outside the

Ordinary Course) or (ii) provide any financial accommodation to maintain any such relationship, unless Seller fails to comply with this Agreement.
(b)    Prior to the Closing, except (w) as set forth on Schedule 5.1(b), (x) as required by applicable Law, (y) as otherwise contemplated by this Agreement or (z) with the prior written consent of Buyer (which consent will not be unreasonably withheld, delayed or conditioned), Seller will not:
(i)    other than in the Ordinary Course or as required by any Business Benefit Plan or Title IV Plan, (A) increase the annual level of compensation of any Business Employee (other than in connection with the Individual Retention Bonus Amounts) in excess of 3.0% in any 365-day period, (B) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any Business Employee (other than in connection with the Individual Retention Bonus Amounts), (C) adopt, or materially increase the coverage or benefits available under, any Business Benefit Plan, except for any such adoption or increase generally applicable to other similarly situated employees of Seller in its wood products business unit or other larger business unit of Seller or (D) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) with any Business Employee;
(ii)    with respect to the Business, implement any employee layoffs that could reasonably be expected to trigger the notice requirements of the WARN Act, without taking into account any such layoffs occurring on or after the Closing Date;
(iii)    subject any of the Purchased Assets to any Lien, except for Permitted Liens;
(iv)    acquire any material properties or assets or leasehold rights in material properties or assets that would be Purchased Assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any Purchased Asset, except, in each case, (x) pursuant to and in accordance with an existing Material Contract, (y) Inventory in the Ordinary Course or (z) in such amounts not exceeding $200,000 in the aggregate;
(v)    enter into any commitment for capital expenditures with respect to the Business in excess of $500,000 for any individual commitment and $2,500,000 for all commitments in the aggregate;
(vi)    with respect to the Business, enter into or agree to enter into any merger or consolidation with, any corporation or other entity, or invest in or otherwise acquire the securities of any other Person;
(vii)    with respect to the Business, enter into, or agree to enter into, or waive any material rights under any Contract of the type required to be set forth on Schedule 3.11(a) pursuant to Section 3.11(a)(ii) through (xii), if such Contract had been in effect on the date hereof, including by modification or amendment of an existing Contract, other than, in each case, entering into, agreeing to enter into, waiving any rights, modifying or amending a private label, customer or supplier Contract in the Ordinary Course (which shall not include Contracts of the type required to be set forth on Schedule 3.11(a)(vi) or (vii) or, in the case of a private label Contract, with a term in excess of one year) or a modification or amendment of a Contract in the Ordinary Course;
(viii)    with respect to the Business, enter into or amend any Contract with any distributor, including to enter into any new distribution network or expand or extend any distribution network of any distributor, except for such Contracts with a term of no more than one year or that are terminable by Seller without penalty on notice of 90 days or less, none of which shall limit the Seller to exclusive territories or similarly place restrictions on Seller’s ability to freely operate the Business;
(ix)    cancel or compromise any material Indebtedness or claim or waive or release any material right of the Business, except, in each case, with respect to Ordinary Course trade disputes with customers or suppliers;
(x)    settle or compromise any pending or threatened Legal Proceeding, in each case related to the Business, in a manner that would result in restrictions on the conduct of the Business (other than the payment of monetary damages by Seller); or
(xi)    agree, so as to legally bind Seller, the Purchased Assets or the Business to do anything prohibited by this Section 5.1(b).
(c)    Notwithstanding anything herein to the contrary, Seller shall be permitted (i) to take any and all action to transfer, assign, deliver or convey any of the Excluded Assets prior to the Closing (provided that all Liabilities related thereto shall be Excluded Liabilities for purposes of this Agreement), (ii) to take any and all actions expressly contemplated by this Agreement, (iii) to sell any   *   the applicable date of sale or any   *   the applicable date of sale, and (iv) in the event the Business suffers a significant loss of customers (including distributors), to curtail operations and to make shift changes, in each case consistent with Seller’s or its Affiliates’ prior practice in other businesses; provided, that nothing in this clause (iv) shall permit Seller to take any action with respect to an employee set forth on Schedule 5.6(a) or to sell any Purchased Asset, in each case to the extent such action or sale is not otherwise permitted under this Agreement.
5.2    Access to Information.
(a)    Seller agrees that, prior to the Closing, Buyer will be entitled, through its Representatives, to make such investigation of the properties, businesses, employees and operations of the Business and such examination of the books and records of the Business as it reasonably requests (including for audits of inventory and receivables as may be reasonably required for obtaining financing in connection with the transactions contemplated hereby) and to make extracts and copies of such books and records. Any such investigation and examination will be conducted
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* Confidential material redacted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted material.

during regular business hours upon reasonable advance notice and under reasonable circumstances and will be subject to restrictions under applicable Law. Seller and its Representatives will cooperate with Buyer and Buyer’s Representatives in connection with such investigation and examination, and Buyer and its Representatives will cooperate with Seller and its Representatives, and Buyer and its Representatives will use their reasonable best efforts to minimize any disruption to the Business. By way of example and not limitation of the foregoing, Seller shall cooperate with Buyer in connection with Buyer’s efforts to plan for the integration of the Business to the extent such cooperation would not violate any Antitrust Law. Notwithstanding anything herein to the contrary, no such investigation or examination will be permitted to the extent that it would require Seller to disclose information that conflicts with any confidentiality obligations to which Seller is bound or cause a waiver of any applicable privilege. Notwithstanding anything to the contrary contained herein, prior to the Closing, Buyer will not (i) perform any subsurface investigations of the properties or facilities of Seller without the prior written consent of Seller, which may be withheld for any reason or no reason, or (ii) contact any customers or suppliers of Seller to discuss the transactions contemplated by this Agreement or any employee of Seller (in each case other than as agreed by the Parties), without the prior consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
(b)    Notwithstanding the foregoing, (i) Buyer shall not have access to (A) personnel records of the Business Employees including records relating to individual performance or evaluation records, medical histories, individual employee benefit information or other information which in Seller’s opinion is sensitive or the disclosure of which could subject Seller or any of its Affiliates to risk of Liability, (B) any properties of Seller for purposes of conducting any environmental sampling or testing, (C) any information to the extent relating to the Excluded Assets, or (D) any Tax Returns of Seller or any of Seller’s Affiliates or any work papers related thereto, and (ii) Seller may withhold (A) any information relating to the sale process, bids received from other Persons in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, and (B) any document or information, the disclosure of which could reasonably be expected to violate any Contract or any Law, result in the loss of protectable interests in trade secrets, or result in the waiver of any legal privilege or work-product privilege (provided that, in the case of this clause (B), Seller shall give notice to Buyer of the fact that such documents or information are being withheld and thereafter Seller shall use commercially reasonable efforts to cause such documents or information, as applicable, to be made available in a manner that would not reasonably be expected to cause such a violation, disclosure or waiver).
(c)    During the period commencing on the Closing Date and ending on the date that is the seventh anniversary of the Closing Date, Buyer will give Seller reasonable access during Buyer’s regular business hours upon reasonable advance notice to books and records transferred to Buyer solely to the extent necessary for the preparation of financial statements, regulatory filings or Tax Returns of Seller or its Affiliates in respect of periods ending on or prior to Closing, or in connection with any Legal Proceedings. Seller will be entitled, at its sole cost and expense, to make copies of the books and records to which it is entitled to access pursuant to this Section 5.2(c).

5.3    Consents. Prior to the Closing, Seller will use its commercially reasonable efforts, and Buyer will, and will cause its Affiliates to, cooperate with Seller, to obtain at the earliest practicable date all third party Contract and Permit consents and approvals needed to assign or otherwise transfer any Assigned Contract or Material Permit listed on Schedule 5.3; provided, however, that Seller and Buyer will not (and no Affiliates of Buyer or Seller will) be required under this Section 5.3 to, and neither Seller nor Buyer shall without the consent of the other, (a) incur any Liabilities to, or provide any payment, guaranty or other financial accommodation to, any third party from whom consent or approval is requested, or (b) agree to any adverse amendment or waiver of any provision of any Contract or Permit. Seller shall not agree (unless it has received the prior written consent thereto from Buyer), and shall have no obligation to agree, to any action described in clause (a) of the foregoing proviso and shall not agree (unless it has received the prior written consent thereto from Buyer), and shall have no obligation to agree, to any amendment or waiver described in (b).
5.4    Regulatory Approvals.
(a)    The Parties will (i) make or cause to be made all filings required of each of them or any of their respective Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby reasonably promptly following the date hereof, provided, however, that in no event shall the Parties make or cause to be made any filings under the HSR Act or other Antitrust Laws prior to January 4, 2016, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from the Federal Trade Commission (“FTC”), the United States Department of Justice Antitrust Division or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such Party will use its reasonable best efforts to furnish to each other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such Party will promptly inform the other Parties of any substantive oral communication with, and provide copies of substantive written communications with, any Governmental Body regarding any such filings or any such transaction. No Party will independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and participate. Subject to applicable Law, the Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to proceedings under the HSR Act or other Antitrust Laws.
(b)    Each Party will each use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the Antitrust Laws. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, each Party will cooperate and use its reasonable best efforts to contest and resist any such Legal Proceeding, which shall include efforts to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement. The Buyer, in its sole discretion, may determine whether to pursue any available avenues of administrative and judicial appeal and Seller shall cooperate with Buyer and use its reasonable best efforts to support Buyer in pursuing any such efforts. Each Party will use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as possible after the execution of this Agreement and in any event prior to the Outside Date.
(c)    Notwithstanding anything to the contrary in this Agreement including Section 5.4, in no event shall Buyer by required in connection with obtaining the waiver or consent from any Governmental Body required to satisfy any condition set forth in Section 6.1 or Section 6.2, as applicable, obtaining consents, approvals, authorizations, qualifications or orders of Governmental Bodies or avoiding the entry of or having lifted, vacated or terminated any Closing Legal Impediment, to (i) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order or otherwise, and in connection with the consummation of the transactions contemplated by this Agreement, the sale, divestiture or disposition (including by licensing any Intellectual Property) of Purchased Assets and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses), (ii) terminate or modify any existing relationships and contractual rights and obligations, (iii) establish or create any relationships and contractual rights and obligations of the Buyer, its Affiliates or the Purchased Assets, or (iv) otherwise offer to take or offer to commit to take any action which it is capable of taking and, if the offer is accepted, take or commit to take such action, that limits its freedom of action with respect to, or its ability to retain, any of the Purchased Assets and/or any other assets or businesses of Buyer or any of its Affiliates (or equity interests held by Buyer or any of its Affiliates in entities with assets or businesses).
(d)    Buyer and its Affiliates (including Buyer Parent) shall refrain from acquiring any business or otherwise entering into any transaction outside the ordinary course of business, to the extent such acquisition or transaction would be reasonably likely to impair, delay or frustrate any Party’s ability to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, this Section 5.4(d) shall not restrict the Buyer’s or its Affiliates’ ability to acquire assets or businesses not involved in the manufacturing of LVL, I-beams, dimension lumber or other products competitive therewith, if such actions will not materially impair, delay or frustrate any Party’s ability to consummate the transactions contemplated by this Agreement.
5.5    Further Assurances. Subject to, and without amendment of, Sections 5.3 and 5.4, each of the Parties will use its commercially reasonable efforts to (a) take all actions within its control necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, after the Closing Date, Buyer shall have sole responsibility for recording any document (and performing any associated action) with the applicable United States Governmental Body to perfect its right, title and interest in such material Purchased Intellectual Property; provided that Seller shall provide Buyer with reasonable cooperation and assistance at Buyer's request and expense (including the execution and delivery of any documentation as may be reasonably required) in connection with such recording.
5.6    Non-solicitation; Non-competition.
(a)    During the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, Seller will not (either directly or through a third party search firm retained by it and acting on its behalf), and will cause its Subsidiaries not to, directly or indirectly, hire or employ, or solicit the employment of, or make or extend any offer of employment to, any Transferred Employee; provided that the restrictions of this Section 5.6 will cease to apply to any such Person (i) with respect to such Persons set forth on Schedule 5.6(a), after the six month anniversary of the date of termination of his or her employment with Buyer (or Buyer’s applicable Affiliate) and (ii) with respect to all other Persons, (A) three months after the termination of his or her employment with Buyer (or Buyer’s applicable Affiliate), if such termination is by Buyer (or Buyer’s applicable Affiliate) and (B) after the one year anniversary of the date of termination of his or her employment with Buyer (or Buyer’s applicable Affiliate), if such termination is by the employee. Nothing in this Section 5.6 will restrict or prevent Seller or any of its Subsidiaries from making generalized searches for employees by the use of advertisements in the media of any form (including trade media) or by engaging search firms that are not instructed to solicit the employees described in this Section 5.6(a) or hiring any employee, other than an employee set forth on Schedule 5.6(a), who responds to such generalized searches. Prior to the Closing, without the prior written consent of Buyer, Seller shall not take any action, and shall cause its Affiliates not to take any action, such that any Business Employee becomes an employee of or other service provider to Seller or any Affiliate with respect to any business other than the Business.
(b)    During the period commencing on the Closing Date and ending on the third year anniversary of the Closing Date, Seller Parent and its Subsidiaries will not, within the United States, engage in the business of manufacturing, marketing or selling I-beam or LVL products, (a “Covered Activity”); provided that the foregoing will not prohibit Seller Parent or any of its Subsidiaries from:
(i)    the acquisition of all or any portion of the assets or equity interests of any Person engaged in a Covered Activity; provided that if the Covered Activity accounts for more than 25% of the revenues of such assets or such Person (based on the latest relevant annual financial statements), Seller will, or, if applicable, will cause its Subsidiaries to, use commercially reasonable efforts to (1) limit such Covered Activity or (2) divest a portion of the assets that constitute such Covered Activity, in the case of each of clauses (1) and (2), within one year after the consummation of the acquisition and solely to the extent required to comply with the revenue thresholds set forth in this Section 5.6(b)(i);

(ii)    the acquisition, holding of investments or direct or indirect ownership of any voting stock, capital stock or other voting equity interest of any Person engaged in a Covered Activity, so long as such ownership interest represents not more than 20% of the aggregate voting power of such Person;
(iii)    the acquisition, holding of investments or direct or indirect ownership of any non-convertible debt or non-convertible debt securities of any Person engaged in a Covered Activity;
(iv)    the acquisition, holding of investments or direct or indirect ownership of any capital stock or other equity interest, whether voting or non-voting, of any Person engaged in a Covered Activity which capital stock or other equity interest is received by Seller or any of its Affiliates in connection with any bankruptcy, insolvency or similar Proceeding; provided, that Seller or such Affiliate disposes of such capital stock or equity interest following receipt thereof in accordance with its usual commercial practices with respect thereto; or
(v)    owning, engaging in, conducting or operating (A) any of the Excluded Assets or (B) any business now, previously or hereafter conducted by Seller or any of its Affiliates, other than the Business.
For the avoidance of doubt and notwithstanding the foregoing, neither (i) the sale of any Excluded Asset set forth in clause (n) of the definition of “Excluded Asset” nor (ii) the manufacturing, marketing or selling of OSB, Rim Board, Webstock, peeler cores or residuals is a Covered Activity. Each investment or acquisition made by Seller or any of its Subsidiaries that is subject to the provisions of this Section 5.6 must be permissible hereunder at the time of such investment; provided, however, that any such investment or acquisition of the type described in the immediately foregoing clauses (i) or (ii) which was permissible when made cannot thereafter be the basis of a claim of violation of this Section 5.6.
(c)    Notwithstanding anything in this Agreement to the contrary, in the event of a Change of Control (as defined below) of Seller Parent or its Subsidiaries, this Agreement shall not limit or prohibit the controlling Person or group (or its Affiliates) after such Change of Control transaction from engaging in any of the Competing Activities or any other activity prohibited pursuant to Section 5.6(b). “Change of Control” with respect to a Person means (i) the acquisition at any time by a Person or “group” (as used in Sections 13(d) and 14(d)(2) of the Exchange Act) who or which are the beneficial owners (as defined in Rule 13(d)-3 under the Exchange Act), directly or indirectly, of securities representing more than 50% of the outstanding equity securities of such Person or any successor of such Person; (ii) any sale or disposition of substantially all of the assets of such Person; or (iii) any merger, consolidation, or statutory share exchange to which such Person is a party as a result of which the Persons who were stockholders immediately prior to the effective date of the merger, consolidation or share exchange shall have beneficial ownership of less than 50% of the surviving corporation.
5.7    Confidentiality.

(a)    Buyer acknowledges that the information provided or otherwise made available to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Buyer and Seller dated September 22, 2015 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement will terminate with respect to information relating solely to the Business; provided, however, that Buyer acknowledges that any and all other information covered by the Confidentiality Agreement provided or otherwise made available to it by or on behalf of Seller, its Affiliates or its or their respective Representatives to the extent not primarily related to the Business remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date. Subject to the foregoing, the Confidentiality Agreement will survive any termination of this Agreement.
(b)    During the period commencing on the Closing Date and ending on the three year anniversary of the Closing Date, Seller will, and will cause its Subsidiaries to, hold, and will use its commercially reasonable efforts to cause their respective managers, officers, directors, employees, accountants, counsel, consultants, advisors, representatives and agents (collectively, “Representatives”) to hold, in confidence, all and not use any Confidential Information. Notwithstanding the foregoing, (i) Seller and its Subsidiaries may disclose Confidential Information to their respective Representatives or use Confidential Information in connection with the transactions contemplated by this Agreement and the Ancillary Agreements; provided that Seller will be responsible for any breach of the confidentiality provisions of this Section 5.7(b) by such Representatives (excluding such Representatives who, after the date of this Agreement, become Representatives of Buyer or any Affiliate of Buyer) and (ii), subject to Section 5.9(b), Seller and its Subsidiaries and their respective Representatives may disclose Confidential Information to the extent required by applicable Law or Order or at the request of a Governmental Body; provided, that, to the extent permitted by Law, Seller will, or, if applicable, will cause its Subsidiaries to, promptly notify Buyer to permit Buyer, at its expense, to seek a protective order or take other appropriate action. The obligations under this Section 5.7(b) to hold the Confidential Information in confidence after the Closing will be satisfied if Seller, its Subsidiaries and their respective Representatives exercise the same care with respect to the Confidential Information as they would take to preserve the confidentiality of their own similar information in the ordinary course of business consistent with past practice. Nothing in this Agreement shall restrict the ability of Seller, its Subsidiaries or their respective Representatives to keep copies of any Confidential Information after the Closing; provided that the obligations of confidentiality and non-use shall continue with respect to any such Confidential Information so retained until the later of the three year anniversary of the Closing Date and the six month anniversary of the date that such Confidential Information is destroyed.
5.8    Preservation of Records; Cooperation.
(a)    Seller agrees that it will preserve and keep the records held by it or any of its Subsidiaries, and Buyer agrees that it will preserve and keep the records held by it or its Affiliates, in each case, relating to the Business in accordance with their internal record retention policies and will make such records and personnel available to the other as may be reasonably required by such Party in connection with, among other things, any insurance claims by, Legal Proceedings or Tax audits against, or governmental investigations of, Seller or Buyer or any of their respective Affiliates, or in order to enable Seller or Buyer to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.
(b)    Buyer shall cooperate with Seller in all reasonable respects in connection with any claim by a third party included within any Excluded Liability, including making available records relating to such claim and furnishing, at Seller’s expense, Transferred Employees as may be reasonably necessary for the preparation of the defense of any such claim or for testimony as a witness in any proceeding relating to such claim; provided, however, that the foregoing right to cooperation shall not be exercisable by Seller in such a manner as to interfere unreasonably with the normal operations and business of Buyer and no such access shall be provided in a manner that Buyer reasonably determines interferes with the rights to indemnification of Buyer Indemnified Parties with respect thereto hereunder or causes the waiver of any applicable privilege.
(c)    Seller shall cooperate with Buyer in all reasonable respects in connection with any claim by a third party included within any Assumed Liability or Transferred Liability, including making available records relating to such claim and furnishing, at Buyer’s expense, employees as may be reasonably necessary for the preparation of the defense of any such claim or for testimony as a witness in any proceeding relating to such claim; provided, however, that the foregoing right to cooperation shall not be exercisable by Buyer in such a manner as to interfere unreasonably with the normal operations and business of Seller and no such access shall be provided in a manner that Seller reasonably determines interferes with the rights to indemnification of Seller Indemnified Parties with respect thereto hereunder or causes the waiver of any applicable privilege.
5.9    Privilege.
(a)    With respect to any attorney-client privilege or work product protection (collectively, “Privileges”) relating to (i) the Business, the Purchased Assets, the Assumed Liabilities or Transferred Liabilities related to communications or work product occurring or created on or prior to the Closing, (ii) all business, previously or hereafter conducted by Seller or any of its Affiliates, including with respect to the Excluded Assets or the Retained Liabilities or Excluded Liabilities, or (iii) all business records, documents, communications or other information (collectively, “Information”) of Seller or any of their respective Affiliates prepared in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, Seller will have sole authority to determine whether to assert or waive any such Privileges, including the right to assert any such Privilege against Buyer and its Affiliates. Buyer and its Affiliates shall take no action without the prior written consent of Seller that would reasonably be expected to result in any waiver of any such Privileges. Subject to the foregoing, after the Closing, Buyer will have sole authority to determine whether to assert or waive any Privileges with respect to matters relating to the Business, the Purchased Assets, the Assumed Liabilities or the Transferred Liabilities related to communications or work product occurring or created after the Closing, and Seller and its Affiliates shall take no action after the Closing without the prior written consent of Buyer that would reasonably be expected to result in any waiver of any such Privileges of Buyer.
(b)    The rights and obligations created by this Section 5.9 will apply to all Information as to which Seller or its Affiliates would be entitled to assert or have asserted a Privilege without regard to the effect, if any, of the transactions contemplated hereby (the “Privileged Information”). Upon receipt by Seller or its Affiliates, or Buyer or its Affiliates of, or any such Person becomes aware that a current or former employee of such Person has received, any subpoena, discovery or other request from any Person that actually or arguably calls for the production or disclosure of Privileged Information of one or more of the other Parties, Buyer or Seller, as the case may be, shall promptly notify the other Party of the existence of the request and shall provide such other Party a reasonable opportunity to review the Privileged Information and to assert any rights it may have under this Section 5.9 or otherwise to prevent the production or disclosure of any such Privileged Information. Seller’s transfer of any Information to Buyer in accordance with this Agreement and Seller’s agreement to permit Buyer to obtain Information existing prior to the Closing are made in reliance on the Parties’ respective agreements to maintain the confidentiality of such Information and to take the steps provided herein for the preservation of all Privileges that may belong to or be asserted by Seller or Buyer, as the case may be, as set forth in this Section 5.9. The access to Information being granted pursuant to this Agreement, including Sections 5.2 and 5.8, and the disclosure to Buyer or Seller of Privileged Information pursuant to this Agreement or in connection with the transactions contemplated hereby will not be asserted by Buyer or Seller to constitute, or otherwise be deemed, a waiver of any Privilege that has been or may be asserted under this Section 5.9 or otherwise.
5.10    Publicity.
(a)    None of the Parties will issue any press release or similar public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party unless, in the sole judgment of Buyer or Seller, as applicable, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which such Party lists securities; provided that, to the extent required by applicable Law or the applicable rules of any such stock exchange, the Party intending to make such release will use its reasonable efforts consistent with such applicable Law to consult with the other Party with respect to the timing and content thereof.
(b)    Each Party agrees that the terms of this Agreement will not be disclosed or otherwise made available to the public and that copies of this Agreement will not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law (and only to the extent required by such Law) or by GAAP in the preparation of financial statements that either Party or any of its Subsidiaries or Affiliates provides to third parties pursuant to contractual obligations. Notwithstanding the foregoing, the Parties understand and agree that Buyer Parent anticipates filing a Form 8-K with the U.S. Securities and Exchange Commission with a copy of this Agreement attached as an exhibit thereto promptly following the date hereof.
5.11    Use of Name.
(a)    Buyer agrees that, except as expressly provided by the Seller Mark License Agreement, (i) Buyer will have no right, title, interest, license or any other right whatsoever in or to (A) the MBM Materials, or (B) the Marks of Seller or their respective Affiliates, including (1) the name “Koch,” the trademarks and service marks “Georgia-Pacific®,” “GP,” “MARKET BASED

MANAGEMENT®” and “MBM®,” the GP logo, and any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing and (2) any derivations, translations, modifications or alterations thereof, and any word, name or mark confusingly similar thereto or dilutive thereof (collectively, the “Seller Marks”), (ii) Buyer will have no right to use the MBM Materials or the Seller Marks after the Closing (including on all posters, pamphlets, stickers, training material, templates, models, instructions, audio and/or visual recordings, guidelines, printed and electronic materials, and other works of authorship) or any mark which could reasonably be considered likely to cause a third party to believe that Buyer is connected with Seller or any of its Affiliates and (iii) Buyer will not hold itself out as having any affiliation with Seller or any of its Affiliates.
(b)    As promptly as practicable, but in no event later than 180 days after the Closing Date, Buyer will remove, strike over or otherwise obliterate all Seller Marks from all assets and other materials (including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software, technical guidelines, standards and procedures). In addition, as soon as reasonably practicable after the date it discovers any MBM Materials in its or its Affiliates’ possession, Buyer will return such MBM Materials to Seller.
5.12    Termination of Guaranties.
(a)    From and after the date hereof, the Parties hereto will use their respective reasonable best efforts to obtain, on or prior to the Closing, the termination of, and full release of Seller and its Affiliates from any and all obligations arising under, any and all guarantees, keepwells, letters of credit, indemnity or contribution agreements, support agreements, insurance surety bonds or other similar Contracts made by Seller or any of its Affiliates solely to the extent arising in respect of any Assumed Liability or for the benefit of any obligee of the Business or the Purchased Assets (solely in its capacity as such) set forth on Schedule 5.12 (each, a “Seller Guaranty”). Such efforts shall include an offer by Buyer (or, with Seller’s consent, an Affiliate of Buyer) to substitute its own obligations for those of Seller or their respective Affiliates under any Seller Guaranty on terms no less favorable to the applicable obligee or beneficiary thereof than as provided by the applicable Seller Guaranty. Notwithstanding the foregoing, in no event shall Buyer’s obligations pursuant to any such substitute for a Seller Guaranty be in a materially different form, or in excess of the amount, provided for by Seller without Buyer’s consent.
(b)    With respect to each Seller Guaranty for which the Parties hereto do not obtain the termination of such Seller Guaranty and a full release of Seller and its Affiliates from any and all obligations arising under such Seller Guaranty, Buyer will, concurrently with the Closing, enter into a hold harmless or similar agreement with respect to each such Seller Guaranty.
5.13    Tax Exemptions and Tax Abatements.
(a)     Prior to the Closing, Seller will use commercially reasonable efforts to assist and cooperate with Buyer in maintaining the current Tax treatment applicable to the property leased under the Thorsby Property Leases. Notwithstanding anything to the contrary in this Agreement, Seller shall have no Liability arising from or related to the loss at or after the Closing of any real or personal property Tax abatement or Tax exemption applicable to any property leased under any of the Thorsby Property Leases for a Post-Closing Tax Period.
(b)    Prior to the Closing, Buyer will be permitted to work with local government or applicable authorities to pursue tax relief and local incentives in preparing for assuming the Thorsby Property Leases and operating the Business.

5.14    Employee Matters.
(a)    Transferred Employees.
(i)    Prior to the Closing, Buyer will deliver, in writing, an offer of employment to each of the Business Employees, all of which, as of the date hereof, are set forth on Schedule 5.14(a)(i)(A) (which Schedule shall be modified (x) by Seller for Business Employees who have left employment or the replacement thereof or (y) by mutual agreement of the Parties at least ten business days prior to Closing to reflect changes in the Persons comprising the Business Employees between the date hereof and the date of such modification), who remain employed with Seller immediately prior to the Closing (collectively, the “Offered Employees”). Such offer will be contingent upon the Closing and upon the applicable Offered Employee passing Buyer’s standard drug screen, criminal background check and I-9 verification, and other pre-employment screenings and requirements as set forth on Schedule 5.14(a)(i)(B), with employment to commence immediately following the Closing (other than as provided under clause (ii) below). Buyer will hire each Offered Employee who passes such pre-employment screenings and requirements and accepts Buyer’s offer of employment by the Closing Date. Each such offer of employment will be for at least the same total cash compensation opportunity (including salary and bonus opportunity, but specifically excluding any deferred compensation, defined benefit pension rights, equity compensation, retention bonus and transaction-triggered compensation) with respect to the Business in effect on the date hereof or, to the extent adjusted in the Ordinary Course after the date hereof, immediately prior to the Closing. The Offered Employees who accept such offer by the Closing Date and are hired by Buyer are hereinafter referred to as the “Transferred Employees.”
(ii)    The Offered Employees shall include any Business Employee set forth on Schedule 5.14(a)(i)(A) (as modified (x) by Seller for Business Employees who have left employment or the replacement thereof or (y) by mutual agreement of the Parties at least ten business days prior to Closing) who is not actively at work on the Closing Date by reason of Extended Leave who expresses an intention to return and who has received clearance to return from such Extended Leave with or without a reasonable accommodation within 365 days following the date upon which such employee’s Extended Leave began or thereafter if there is a legal obligation on the part of Seller or Buyer to employ such Offered Employee upon his or her return from any such Extended Leave, in which case Buyer shall extend an offer of employment under the same terms and conditions as Transferred Employees to such Offered Employee to commence employment with Buyer as of the date such Offered Employee returns from such Extended Leave, rather than the Closing Date.

Seller shall retain financial responsibility (A) for compensation and benefits to be provided to each Offered Employee on Extended Leave as of the Closing Date unless and until the date such Offered Employee becomes an employee of Buyer in accordance with this Section 5.14(a)(ii) and (B) for long-term disability coverage as and to the extent provided for in the applicable Business Benefit Plan, in accordance with the methodology set forth on Schedule 5.14(a)(ii), for each Offered Employee who (1) is on short-team or long-term disability leave as of the Closing Date, (2) seeks long-term disability coverage and (3) has not returned from Extended Leave as described in the first sentence of this Section 5.14(a)(ii) or otherwise reported to work with Buyer prior to seeking long-term disability coverage.
(iii)    Buyer will provide each salaried Transferred Employee whose employment is terminated by Buyer, other than a termination For Cause, during the one-year period following the Closing Date with severance payments and severance benefits that are no less favorable than the severance payments and severance benefits to which such Transferred Employee would have been entitled with respect to such termination under the severance policies of the applicable Seller as set forth on Schedule 5.14(a)(iii)(A); provided that, with respect to any such termination of employment by Buyer (or any Affiliate of Buyer) during the one-year period following the Closing Date, other than termination For Cause, of a Transferred Employee set forth on Schedule 5.14(a)(iii)(B), Buyer shall pay or cause to be paid, such amount as is equal to the greater of (x) the amount of severance payments otherwise required to be made pursuant to the severance policies set forth on Schedule 5.14(a)(iii)(A), and (y) such Transferred Employee’s annual salary as in effect on the Closing Date immediately prior to the Closing, multiplied by a fraction, the numerator of which is the number of days following the date of such termination remaining in the one-year period following the Closing Date and the denominator of which is 365 days. Buyer will provide each salaried Transferred Employee whose employment is terminated by Buyer, other than those terminated For Cause, as determined by Buyer, following the one-year period after the Closing Date with severance payments and severance benefits in accordance with the terms of the Buyer Benefit Plans (with credit for service with Seller and its Affiliates). Buyer will provide each hourly Transferred Employee whose employment Buyer terminates, other than those terminated For Cause, during the one-year period following the Closing Date with a severance payment in an amount equal to the sum of (A) 20 hours of severance pay for each year of service up to and including 15 years of service and (B) 40 hours of severance pay per year of service for each year of service exceeding 15 years; provided that, with respect to each hourly Transferred Employee (x) the minimum amount payable is 40 hours of severance pay and (y) the maximum amount payable is 1,040 hours of severance pay. In no event will a Transferred Employee, salaried or hourly, who voluntarily quits or is terminated For Cause be entitled to any amount of severance pay, nor does this provision require Buyer to provide severance pay or benefits for a termination of employment following the one-year period after the Closing Date in circumstances where similarly situated employees of Buyer would not be entitled to severance pay or benefits under the then-current Buyer Benefit Plan relating to severance.
(iv)    Prior to the Closing Date, Seller shall provide written notice to, and consult with, Buyer prior to terminating the employment of any Business Employee (other than For Cause) and, prior to Closing, Seller shall provide Buyer with a complete and correct list of all Business Employees who were terminated (by date and location and whether or not For Cause) within the ninety (90) day period immediately preceding the Closing Date. Subject to Seller’s compliance with the preceding sentence, Buyer confirms that it is responsible for all relevant employer obligations under applicable Laws including, in respect of Transferred Employees, any notices required under the WARN Act with respect to events occurring after Closing.
(v)    Seller is responsible for compliance with the continuation coverage requirements of and continuation rights under Section 4980B of the Code with respect to “M&A qualified beneficiaries” (as such term is defined in Section 4980B of the Code and the regulations thereunder). Buyer confirms that it is responsible for compliance with the continuation coverage requirements of Section 4980B of the Code with respect to Transferred Employees who experience a “qualifying event” (as such term is defined in Section 4980B of the Code and the regulations thereunder) which occurs after Closing.
(vi)    Immediately following the Closing, Buyer shall direct the Transferred Employees to erase (A) any data contained on any computer hardware, equipment, platform or peripherals of any kind or (B) any computer program, in each case, that is not used in the operation of the Business.
(vii)    Effective upon and subject to the Closing, Seller hereby releases all Transferred Employees from any confidentiality agreement previously entered into between Seller and such Transferred Employees, solely to the extent necessary for Buyer to operate the Business in the same manner as operated by Seller prior to the Closing Date.
(b)    Employee Benefits.
(i)    Prior Service Credit. From and after the Closing Date, Buyer shall give or cause the applicable Affiliate of Buyer to give to each Transferred Employee credit for purposes of eligibility and vesting under any employee benefit plan or arrangement provided, maintained or contributed to by Buyer or any of its ERISA Affiliates, and only with respect to the severance and paid time off plans of Buyer and any of its ERISA Affiliates, credit for benefit accrual purposes, for such Transferred Employee’s service with Seller and any of their respective ERISA Affiliates, and with any predecessor employer, to the same extent recognized by Seller and their respective ERISA Affiliates for similar purposes under the Business Benefit Plans immediately prior to the Closing Date, except as would result in a duplication of benefits.
(ii)    Buyer Benefit Plans. Effective as of the Closing, each Transferred Employee shall cease to participate in any Business Benefit Plan (other than as a former employee of Seller or any of its ERISA Affiliates to the extent, if any, permitted by the terms of such Business Benefit Plan). During the period commencing on the Closing Date and ending on the date that is 12 months after the Closing Date, Buyer shall, or shall cause its ERISA Affiliates to, provide each Transferred Employee with employee benefits substantially similar to the benefits provided to similarly situated employees of Buyer and its ERISA Affiliates under the employee benefit plans, programs and arrangements sponsored or made available by Buyer and/or its ERISA Affiliates (collectively, “Buyer Benefit Plans”); provided that with respect to any Transferred Employees who are the subject of any Labor Agreements (but only to the extent any such Labor Agreements are entered into after the date hereof in accordance with Section 5.1(b)), the benefits for such Transferred Employees shall be subject to the terms of such Labor Agreements.
(iii)    Certain Welfare Benefits Matters. With respect to the satisfaction of any waiting period under any Buyer Benefit Plan that is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (collectively, “Buyer Welfare Plans”), Buyer shall (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred Employees and their respective eligible dependents and beneficiaries under the Buyer Welfare Plans to the extent waived or otherwise satisfied with respect to the Transferred Employee under the applicable corresponding Business Benefit Plan immediately prior to the Closing Date and (B) use commercially reasonable efforts to provide each Transferred Employee and his or her eligible dependents and beneficiaries with credit under Buyer Welfare Plans for any co-payments, deductibles and out-of-pocket expenses paid under corresponding Business Benefit Plans prior to the Closing Date in the calendar year in which the Closing Date occurs for purposes of satisfying any applicable deductible, co-insurance or out-of-pocket requirements under any Buyer Welfare Plan in which such Transferred Employee participates.
(iv)    No Benefit Plan Asset Transfers. No Business Benefit Plan or assets held in trust for any Business Benefit Plan shall be transferred to any Buyer Benefit Plan.
(v)    Vacation/Time Off. Seller shall compensate Transferred Employees in cash upon such Transferred Employees’ termination of employment for earned and unused vacation or time off. Buyer shall not assume any liability for any vacation or time off earned, accrued or unused prior to Closing.
(vi)    Vesting. Seller shall take such actions as are necessary to fully vest Business Employees in their account balances and accrued benefits under each Business Benefit Plan providing retirement benefits.
(c)    Organizing Efforts. Between the date hereof and the Closing Date, to the extent that Seller becomes aware of (i) any labor organization or group of employees filing any representation petition or making any written or oral demand for recognition with respect to any Business Employees, or (ii) becomes aware of any other union organizing activity with respect to any Business Employees, Seller shall promptly notify Buyer in writing of such activity. Seller shall use its commercially reasonable efforts to cooperate with Buyer to respond to such activity. To the extent that such activity results in the recognition of a union as the collective bargaining agent of any Business Employees, Seller shall, to the extent permitted by applicable Law, cooperate with Buyer in negotiating the terms and conditions of a Labor Agreement with the union representing such Business Employees.

(d)    Retention Bonuses.
(i)    Buyer shall, or shall cause its applicable Affiliate to, pay in cash, to each individual set forth on Schedule 5.14(d) who (A) as of the date that is six (6) months after the Closing Date (the “Retention Bonus Determination Date”), is employed by Buyer or any Affiliate of Buyer on such date, or (B) is terminated by Buyer, or its applicable affiliate, “without cause” on or prior to the Retention Bonus Determination Date, the amount, in cash, set forth with respect to such individual on such schedule (the “Individual Retention Bonus Amount”). Such payment shall be made on the first regular payroll date (the “Retention Bonus Payment Date”) of Buyer following (x) the Retention Bonus Determination Date, with respect to payments to be made pursuant to the foregoing clause (A), and (y) the date on which the individual’s employment is terminated, with respect to payments to be made pursuant to the foregoing clause (B).
(ii)    Buyer shall, or shall cause its applicable Affiliate to, deduct and withhold from any payment to be made pursuant to Section 5.14(d)(i) such amounts as are required to be so deducted and withheld under applicable Law in connection with the payment thereof. Buyer shall, or shall cause its applicable Affiliate to, pay timely to the appropriate Governmental Body such amounts so deducted or withheld (together with all employer-sided employment Taxes, social security contributions or similar obligations as a result thereof).
(iii)    After the Retention Bonus Payment Date following the Retention Bonus Determination Date, Buyer shall provide to Seller such documentation as Seller may reasonably request evidencing the payments of the Individual Retention Bonus Amounts in accordance with Sections 5.14(d)(i) and (ii) (including amounts deducted and withheld pursuant to Section 5.14(d)(ii)), and (B) the employer-sided employment Taxes, social security contributions or similar obligations paid pursuant to Section 5.14(d)(ii)). Promptly following Seller’s receipt of such documentation, Seller shall reimburse Buyer, or Buyer’s applicable Affiliate, for each Individual Retention Bonus Amount actually paid by Buyer, or Buyer’s applicable Affiliate, as applicable, in accordance with Sections 5.14(d)(i) and (ii). For the avoidance of doubt, Seller shall have no Liability pursuant to this Section 5.14(d) to pay or reimburse Buyer or any Affiliate of Buyer for any amount in excess of the sum of the Individual Retention Bonus Amounts as set forth on Schedule 5.14(d) and applicable employer-sided employment Taxes, social security contributions or similar obligations paid by Buyer pursuant to Section 5.14(d)(ii).
(e)    No Third Party Beneficiaries. Without limiting other provisions of this Agreement limiting or eliminating third-party beneficiary rights, no provision of this Section 5.14 shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller or any of its Affiliates in respect of continued employment (or resumed employment) with Buyer, Seller or any of their respective Affiliates, and no provision of Section 5.14 shall create any third party beneficiary or other rights in any such Person in respect of any benefits that may be provided, directly or indirectly, under any Business Benefit Plan or any Buyer Benefit Plan, (ii) be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (iii) alter or limit Buyer’s or its Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, or (iv) confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.
5.15    Data Room. On the date upon which Seller ceases to make the Data Room available to Buyer and its Representatives, Seller shall deliver to Buyer a complete and correct copy of one or more discs containing all of the contents of the Data Room as in effect as of such termination of access.
5.16    Delivery of Financial Information. Seller shall deliver to Buyer, the following, in each case, prepared in a manner consistent with the Financial Information and in conformity with GAAP consistently applied (except for normal, recurring year-end adjustments and the lack of GAAP-compliant footnotes thereto and except as otherwise set forth in the notes thereto):
(a)    as soon as practicable, but in any event on or prior to the Closing Date, with respect to the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015, (i) an unaudited balance sheet with respect to the Business as of the end of such fiscal quarter and (ii) an unaudited profit and loss statement of the Business for such fiscal quarter and for the three, six or nine months then ended, as applicable;
(b)    as soon as practicable, but in any event within seventy-five (75) days after the end of each fiscal year of the Business ending prior to the Closing Date, (i) an unaudited balance sheet with respect to the Business as of the end of such fiscal year and (ii) an unaudited profit and loss statement of the Business for such fiscal year;
(c)    as soon as practicable, but in any event within forty-five (45) days after the end of each fiscal quarter ended on or after January 1, 2016 and prior to the Closing Date, (i) an unaudited balance sheet with respect to the Business as of the end of such fiscal quarter and (ii) an unaudited profit and loss statement of the Business for such fiscal quarter and for the three, six or nine months then ended, as applicable; and
(d)    on or prior to 45 days following the Closing Date, (i) an unaudited balance sheet with respect to the Business as of the Closing Date and (ii) an unaudited profit and loss statement of the Business for the period from January 1, 2016 to the day immediately prior to the Closing Date.
(e)    In addition, Seller covenants and agrees that, following the Closing Date, it will provide Buyer Parent and its Subsidiaries and their independent accountants with access to all books, records and other information within its or its Affiliates’ control and access to Seller’s and its Affiliates’ independent accountants and accounting and financial reporting personnel in order to enable Buyer Parent and its Subsidiaries and their independent accountants to prepare, support and complete such other financial statements and financial and other information and disclosure documents (including a management’s discussion and analysis) as required by Law or any of Buyer Parent’s or any of its Subsidiaries’ lenders or other financing sources for periods ending on or prior to Closing Date or that include the Closing Date. Seller may invoice Buyer for services provided in connection with Seller’s obligations under this Section 5.16(e) at Seller’s allocated cost therefor, and Seller shall not be required to perform such services beyond one year after the Closing Date.
5.17    Notice of Certain Developments. Prior to the Closing Date, Seller shall give Buyer, and Buyer shall give Seller, prompt written notice of any known development or the failure of any event to occur that has caused or would reasonably be expected to result in a failure of the conditions set forth in Section 6.2(a) or 6.3(a), respectively. If a Party so furnishes such notice and the Closing occurs, then the information included in such notice (solely to the extent related to a development that resulted in an actual failure of the condition set forth in the second sentence of Section 6.2(a) or the second sentence of Section 6.3(a)) shall be deemed to amend this Agreement effective as of the date of this Agreement for all purposes hereunder.
ARTICLE VI
CONDITIONS TO CLOSING
6.1    Mutual Conditions. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Parties in whole or in part to the extent permitted by applicable Law):
(a)    There shall not be in effect, nor shall there be pending any Legal Proceeding in which any third party is seeking, any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby (a “Closing Legal Impediment”).
(b)    Any waiting period (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
6.2    Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Buyer in whole or in part to the extent permitted by applicable Law):
(a)    The Fundamental Representations of Seller contained herein shall be true and correct in all material respects (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein), in each case, on and as of the date hereof and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be so true and correct as of the date specified). The representations and warranties, other than the Fundamental Representations, of Seller contained herein shall be true and correct, except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had a Material Adverse Effect, in each case, on and as of the date hereof and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be so true and correct as of the date specified).

(b)    Seller will have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by Seller prior to the Closing Date.
(c)    Seller will have delivered, or caused to be delivered, to Buyer copies of each deliverable set forth in Section 2.4(a).
(d)    Since the date of this Agreement, there shall not have been a Material Adverse Effect.
6.3    Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):
(a)    The Fundamental Representations of Buyer and Buyer Parent contained herein shall be true and correct in all material respects (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein), in each case, on and as of the date hereof and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be so true and correct as of the date specified). The representations and warranties, other than the Fundamental Representations, of Buyer contained herein shall be true and correct, except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not had a Material Adverse Effect, in each case, on and as of the date hereof and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be so true and correct as of the date specified).
(b)    Buyer will have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date, including delivery of the Initial Purchase Price (which shall be deliverable at the Closing).
(c)    Buyer will have delivered, or caused to be delivered, to Seller copies of each deliverable set forth in Section 2.4(b) (other than Section 2.4(b)(i), which shall be deliverable at the Closing).
6.4    Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Sections 6.2 or 6.3, as the case may be, if such failure was caused by such Party’s material failure to comply with any provision of this Agreement.
ARTICLE VII
TAX MATTERS
7.1    Tax Returns; Tax Refunds.
(a)    Intentionally left blank.

(b)    The amount or economic benefit of any refunds of Taxes, including interest, of Seller, or any of its Subsidiaries, with respect to the Purchased Assets or the Business for any Pre-Closing Tax Period shall be for the account of Seller. The amount or economic benefit of any refunds of Taxes, including interest, with respect to the Purchased Assets, the Assumed Liabilities or the Business for any taxable period beginning on or after the Closing Date shall be for the account of Buyer or its Affiliates, as applicable. The amount or economic benefit of any refunds of Taxes, including interest, with respect to the Purchased Assets, or the Business for any Straddle Tax Period shall be apportioned between Seller, on the one hand, and Buyer, on the other hand, in the manner described in Sections 7.4, 7.5, or 7.6, as applicable, (in each case to the extent of the applicable Party’s interest in such refunds). Any such amounts owing to Seller as provided in this Section 7.1(b) shall be paid by Buyer within five (5) Business Days of the receipt of any such refunds. Any such amounts owing to Buyer or its Affiliates as provided in this Section 7.1(b) shall be paid by Seller within five (5) Business Days of the receipt of any such refunds.
7.2    Cooperation on Tax Matters. Buyer and Seller shall reasonably cooperate, and Buyer and Seller shall cause each of its Subsidiaries to reasonably cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation, execution and filing of Tax Returns and any audit, examination, inquiry, claim for refund or Legal Proceeding with respect to Taxes (each a “Tax Proceeding”). Except as otherwise provided herein, such cooperation shall include access to, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and Buyer shall, and Seller and Buyer shall cause their Subsidiaries to, (a) retain all books and records with respect to Tax matters pertinent to the Purchased Assets and the Business relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations of the respective taxable periods and to abide by all record retention agreements entered into with any Tax Authority, and (b) to give the other Party ninety (90) days written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, Seller and Buyer shall, and Buyer shall cause its Subsidiaries to, allow the other Party to take possession of such books and records. Buyer and Seller each agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).
7.3    Buyer Tax Actions. Without Seller’s prior written consent, Buyer shall not, and shall not permit any of its Affiliates to, do any of the following:
(a)    file any amended Tax Return relating to a Pre-Closing Tax Period, or otherwise carry back to any Pre-Closing Tax Period any Tax attribute arising after the Closing Date;
(b)    agree to extend any statute of limitations with respect to any Pre-Closing Tax Period; or
(c)    make, change or rescind any election relating to Taxes, except as may be required by Law, make any change to any of its methods of reporting income or deductions for Tax purposes from those employed in the preparation of its most recently filed Tax Returns, change any annual Tax accounting period, adopt or change any method of Tax accounting, obtain any Tax ruling or enter into any closing agreement, or take any other similar administrative action, in each case, to the extent any such item has any material adverse impact on or with respect to any Pre-Closing Tax Period or could affect Seller’s indemnification obligation under Section 7.5(a) or any rights of Seller to receive amounts under Section 7.1(b).
7.4    Transfer Taxes and Related Expenses. All (a) transfer, documentary, sales, use, stamp, registration, value added, gross receipts, privilege and other such taxes (including any penalties and interest) (“Transfer Taxes”), and (b) costs and expenses incurred in connection with obtaining surveys and title insurance or using notaries to record titles with respect to the Owned Real Property (the “Real Property Transfer Expenses”), in each case incurred in connection with the transactions contemplated by this Agreement and the other Transaction Documents, shall be borne 50% by Buyer and 50% by Seller. To the extent Buyer or Seller or any of their Affiliates is required by Law to pay any Transfer Taxes or Real Property Transfer Expenses, Seller or Buyer, as applicable, shall reimburse Buyer or Seller, as applicable, for 50% of any portion of such Transfer Taxes so paid and such amount shall be excluded from any Working Capital Adjustment calculations contemplated in Section 2.5 or proration adjustments contemplated in Section 7.5. Such reimbursement shall be made within ten (10) days of delivery to Seller or Buyer of evidence of payment of such Transfer Tax to the applicable Tax Authority. If Buyer or Seller claims an exemption from any Transfer Taxes of the type described in this Section 7.4 that Seller or Buyer is required to collect, then Buyer or Seller, as applicable, will deliver valid exemption certificates to Seller or Buyer, as applicable, at the Closing.
7.5    Tax Indemnification.
(a)    Except to the extent such Taxes have been reflected in the Per Diem Allocation per Section 7.6, following the Closing, Seller shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Buyer and its Affiliates from (i) any and all Taxes which relate to or result from the income, business, property or operations of the Purchased Assets, the Assumed Liabilities, or the Business for Pre-Closing Tax Periods, (ii) any and all Losses arising out of, resulting from or incident to any breach by Seller of any covenant contained in this Article VII, and (iii) any Taxes or Losses attributable to recapture of any Tax benefits, relief or incentives pursuant to the tax treatment described in Section 5.13 and claimed in Pre-Closing Tax Periods to the extent that such benefit, relief or incentive is lost or recaptured as a result of the transactions occurring pursuant to this Agreement; provided, however, that in the case of each of the foregoing clauses (i), (ii) and (iii) such indemnification with respect to Taxes other than Income Taxes shall be limited by Sections 8.1, 8.5, 8.6, and 8.7.
(b)    Following the Closing, Buyer shall be solely liable for, shall pay and shall protect, defend, indemnify and hold harmless Seller and its Affiliates from (i) any and all Taxes which relate to or result from the income, business, property or operations of the Purchased Assets, the Assumed Liabilities, or the Business for Post-Closing Tax Periods, and (ii) any and all Losses arising out of, resulting from or incident to any breach by Buyer of any covenant contained in this Article VII.

(c)    In the case of any Straddle Tax Period:
(i)    Real, personal and intangible property taxes and any other Taxes levied on a per diem basis and set forth in Schedule 7.5(c) (“Per Diem Taxes”), of any Person for a Pre-Closing Tax Period shall be equal to the amount of such Per Diem Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the total number of days in the Straddle Tax Period; and
(ii)    Taxes of any Person (other than Per Diem Taxes) for any Pre-Closing Tax Period shall be computed as if such Tax Period ended as of the close of business on the day before the Closing Date.
(d)    If any Tax Proceeding is initiated by any Tax Authority that could result in indemnification (an “Indemnified Tax Claim”) of any Party (the “Tax Indemnified Party”) by another Party (the “Tax Indemnifying Party”) under this Section 7.5, the Tax Indemnified Party shall promptly, but in no event later than the earlier of (i) ten (10) days after receipt of notice from the Tax Authority of such claim or (ii) fifteen (15) days prior to the date required for the filing of any response to or protest of such claim, notify the Tax Indemnifying Party in writing of such fact. Failure to timely provide such notice shall not affect the right of the Tax Indemnified Party’s indemnification hereunder, except to the extent the Tax Indemnifying Party is prejudiced by such delay or omission.
(e)    The Tax Indemnifying Party shall control all decisions with respect to any Tax Proceeding involving an Indemnified Tax Claim and the Tax Indemnified Party shall take such action (including settlement with respect to such Tax Proceeding or the prosecution of such Tax Proceeding to a determination in a court or other tribunal of initial or appellate jurisdiction) in connection with a Tax Proceeding involving an Indemnified Tax Claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts; provided that (i) within twenty (20) days after the notice required by Section 7.5(d) has been delivered (or such earlier date that any payment of Taxes with respect to such claim is due but in no event sooner than five (5) days after the Tax Indemnifying Party’s receipt of such notice), the Tax Indemnifying Party requests that such claim be contested, and (ii) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. In such case, the Tax Indemnifying Party shall be entitled to all interest paid by the relevant Tax Authority with respect to such refund. The Tax Indemnified Party shall not make any payment of an Indemnified Tax Claim for at least thirty (30) days (or such shorter period as may be required by applicable Law) after the giving of the notice required by Section 7.5(d) with respect to such claim, shall give to the Tax Indemnifying Party any information requested related to such claim, and otherwise shall cooperate with the Tax Indemnifying Party to contest effectively any such claim.
(f)    Claims under this Section 7.5 relating to Income Taxes shall survive the Closing until ninety (90) days after the expiration of the statute of limitations (including extensions) applicable to such Tax matter. The survival of claims relating to Taxes other than Income Taxes shall be governed by Section 8.1. No claim may be made or brought by any Party hereto after the expiration of the applicable survival period unless such claim has been asserted by written notice specifying the details supporting the claim on or prior to the expiration of the applicable survival period.
7.6    Proration.
(a)    All Per Diem Taxes assessed for calendar years prior to the calendar year that includes the Closing Date shall be paid by Seller. All Per Diem Taxes assessed for the calendar year that includes the Closing Date shall be prorated in accordance with Section 7.5(c) using the latest available rates and assessments, and Seller’s proportionate share of Per Diem Taxes shall be credited to Buyer pursuant to a written closing statement (the “Proration Statement”). This proration of Per Diem Taxes shall be subject to adjustment after the Closing Date when the final tax bills for the year of the Closing becomes available. Seller or Buyer, as applicable, shall pay promptly to the other Party any amounts due as a result of such adjustments.
(b)    If Seller determines in good faith that a reasonable basis exists for (i) contesting any Per Diem Tax assessment or bill with respect to which such Seller may become liable to pay any amount under Section 7.6(a) or pursuant to the other provisions of this Article VII or (ii) seeking a refund of Per Diem Taxes with respect to a Pre-Closing Tax Period (each, a “Per Diem Tax Proceeding”), Buyer shall reasonably cooperate with Seller in challenging such assessment or bill in accordance with Section 7.2, at Seller’s expense. Seller shall control all Per Diem Tax Proceedings.
(c)    No matter that gives rise to a payment or an adjustment under this Section 7.6 shall be the subject of or eligible for a claim by Buyer for indemnification under the other provisions of this Article VII.
ARTICLE VIII
INDEMNIFICATION
8.1    Survival. All representations and warranties of any Party contained in this Agreement and all covenants and agreements of any Party contained in this Agreement that are to be performed prior to the Closing shall survive the Closing until twenty-four (24) months after the Closing Date, except that (i) the Fundamental Representations and the representations and warranties set forth in Article IV or Section 10.14(b) shall survive until the tenth (10th) anniversary of the Closing Date and (ii) the representations, warranties, covenants and agreements contained in Section 3.16 and Section 8.2(a)(ii) shall survive until the fifth (5th) anniversary of the Closing Date. All of the covenants and agreements contained in this Agreement that by their nature are required to be performed at or after the Closing shall survive the Closing until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance. No Party shall have liability for indemnification claims made under this Article VIII with respect to any such representation, warranty, covenant or agreement unless a Claim Notice is provided by the non-breaching Party to the other Party prior to the expiration of the applicable survival period set forth in this Section 8.1 for such representation, warranty, covenant or agreement, as the case may be. The Parties acknowledge and agree that with respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 8.1 shall govern when any such claim may be brought and shall replace and supersede any statute of limitations that may otherwise be applicable. If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty, covenant or agreement, then the applicable representation, warranty, covenant or agreement shall survive as to such claim, until such claim has been finally resolved.
8.2    Indemnification.
(a)    Except for matters relating to Taxes, which are addressed in Article VII, and subject to the provisions of this Article VIII, from and after the Closing (and until the fifth anniversary of the Closing Date, in the case of Section 8.2(a)(ii)), Seller shall indemnify and hold harmless Buyer, its Affiliates and each of their respective directors, officers, employees and other agents and representatives (“Buyer Indemnified Parties”) from and against all Losses that Buyer Indemnified Parties incur that arise out of or relate to (i) any breach of any representation or warranty of Seller in this Agreement, (ii) any Transferred Liability, (iii) any breach of any covenant of Seller in this Agreement, or (iv) any Excluded Liability.
(b)    Except for matters relating to Taxes, which are addressed in Article VII, and subject to the provisions of this Article VIII, from and after the Closing, Buyer shall indemnify and hold harmless Seller, its Affiliates and each of their respective directors, officers, employees and other agents and representatives (“Seller Indemnified Parties”) from and against all Losses that the Seller Indemnified Parties incur that arise out of or relate to (i) any breach of any representation or warranty of Buyer in this Agreement or Buyer Parent in Section 10.14(b), (ii) any breach of any covenant of Buyer in this Agreement or Buyer Parent in Section 10.14, (iii) any Assumed Liability or any Transferred Liability or (iv) any Loss arising out of the operation of the Business by Buyer or its Affiliates after the Closing Date or any Loss arising out of a decision by Buyer (or its Affiliates) not to hire any Offered Employee, except, with respect to clauses (iii) and (iv), for any Loss against which Buyer is entitled to indemnification pursuant to Section 8.2(a).
(c)    Notwithstanding anything in this Article VIII to the contrary, all Losses relating to Taxes, which are addressed in Article VII shall only be subject to indemnification under Section 7.5 (as such indemnification is limited by Sections 8.1, 8.5, 8.6, and 8.7) and the indemnification procedures set forth in Article VII shall control any indemnities relating to Taxes.
8.3    Indemnification Procedures. Claims for indemnification under this Agreement (other than claims involving a Tax Proceeding, the procedures for which are set forth in Article VII) shall be asserted and resolved as follows:
(a)    Any Buyer Indemnified Party or Seller Indemnified Party claiming indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (“Third Party Claim”) in respect of any matter that is subject to indemnification under Section 8.2 shall (i) promptly notify the other Party (the “Indemnifying Party”) of the Third Party Claim, and (ii) transmit to the Indemnifying Party a written notice which shall (w) describe in reasonable detail the nature of the Third Party Claim to the extent known, (x) include a copy of all papers by the third party then served with respect to such claim (if any), (y) set forth the basis of the Indemnified Party’s request for indemnification under this Agreement, and (z) notify the Indemnifying Party that if it fails to notify the Indemnified Party within thirty (30) Business Days with respect to whether or not it is exercising its right to defend the Indemnified Party against the Third Party Claim it shall not be entitled to defend the Indemnified Party against such claim (such a written notice, a “Claim Notice”). Subject to Section 8.1, failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.
(b)    The Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim; provided, however, that (i) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently, and (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief and does not involve criminal or allegedly criminal action or inaction on the part of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party within thirty (30) Business Days after having received any Claim Notice in accordance with Section 8.3(a) with respect to whether or not it is exercising its right to defend the Indemnified Party against the Third Party Claim and in the absence of such timely notice shall not be entitled to defend the Indemnified Party against such Third Party. If the Indemnifying Party notifies the Indemnified Party that the Indemnifying Party elects to assume the defense of the Third Party Claim (such election to be without prejudice to the right of the Indemnifying Party to dispute whether such claim is an indemnifiable Loss under this Article VIII), then the Indemnifying Party shall have the right to defend such Third Party Claim, in good faith, with counsel selected by the Indemnifying Party, in all appropriate proceedings, to a final conclusion or settlement at the discretion of the Indemnifying Party in accordance with this Section 8.3(b). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnifying Party shall not enter into any settlement agreement without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnified Party may participate in, but not control, any defense or settlement controlled by the Indemnifying Party pursuant to Section 8.3(d), and the Indemnified Party shall bear its own costs and expenses with respect to this participation. Notwithstanding the foregoing, such consent shall not be required if (i) the settlement agreement contains a complete and unconditional general release by the third party asserting the claim to all Indemnified Parties affected by the claim without any obligation on the part of any Indemnified Party (other than an obligation to pay amounts being borne entirely by the Indemnifying Party) and (ii) the settlement agreement does not contain any sanction or restriction upon the conduct or operation of any business by the Indemnified Party or its Affiliates. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 8.3(b), and the Indemnified Party shall bear its own costs and expenses with respect to such participation.
(c)    If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 8.3(b) within thirty (30) Business Days after receipt of any Claim Notice, then the Indemnified Party shall have the exclusive right to defend, and be reimbursed for its reasonable cost and expense (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party, in all appropriate proceedings. In such circumstances, the Indemnified Party shall defend any such Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 8.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation; provided, however, if at any time the Indemnifying Party acknowledges in writing that such Third Party Claim is an indemnifiable Loss under this Article VIII without regard to any limitation on indemnification hereunder and without any reservation of rights, the Indemnifying Party shall be entitled to assume the defense of such Third Party Claim in accordance with Section 8.3(b) so long as such assumption does not cause material disruption or adverse impact on the proceedings.
(d)    If requested by the Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Indemnifying Party (but only if the Indemnified Party is actually entitled to indemnification hereunder), to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including providing reasonable access to documents, records and information in the Indemnified Party’s possession. In addition, the Indemnified Party will cooperate to make its personnel reasonably available at the sole cost to the Indemnifying Party for conferences, discovery, proceedings, hearings, trials or appeals as may be reasonably required by the Indemnifying Party as part of the Third Party Claim. The Indemnified Party also agrees to take such action as directed by the Indemnifying Party in the making of any related counterclaim against the person asserting the Third Party Claim or any cross-claim or third party claim against any Person.
(e)    A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by notice to the Party from whom indemnification is sought promptly after the date on which the Indemnified Party knows of the claim for indemnification, which notice shall describe in reasonable detail the nature of the claim and the basis of the Indemnified Party’s request for indemnification under this Agreement. Subject to Section 8.1, failure to timely provide such notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is materially prejudiced by such delay or omission.
8.4    Environmental Indemnity Matters. The Parties agree on behalf of themselves, their respective Affiliates and each of their respective directors, officers, employees and other agents and representatives that, in addition to the provisions set forth in Section 8.3, with respect to any environmental matter (including any matter arising under any Environmental Laws or Environmental Permits or involving any Remedial Action) subject to indemnification under Section 8.2(a) or 8.2(b) (each an “Environmental Indemnity Matter”):

(a)    Seller shall have no obligation to indemnify any Buyer Indemnified Party for any Liabilities (i) arising out of or resulting from any testing, sampling, Remedial Action or clean-up activity unless and to the extent (A) necessary to comply with or required to be performed under an Environmental Law or Environmental Permit; (B) required by a Governmental Body so long as none of Buyer, its Affiliates or any other Buyer Indemnified Party has taken affirmative steps or actions, other than those required by an Environmental Law or Environmental Permit, to initiate or encourage such demand; (C) necessary to respond to or correct an imminent and substantial threat of a risk to human health, safety or the environment; (D) necessary for the maintenance and/or repair of the Purchased Assets or the IDB-Leased Real Property, which maintenance and/or repair is performed for a bona fide business purpose (which bona fide business purpose shall not, for the avoidance of doubt, include any remediation of Hazardous Substances that is not required under Environmental Law); or (E) subject to Section 8.3, necessary to defend or resolve a Third Party Claim; (ii) resulting from activities on or after the Closing Date outside the Ordinary Course including any material change of use, any new use, any construction, expansion, cessation of business activities, closure, demolition, or the abandonment of any of the Purchased Assets, any Real Property or any buildings or constructions; (iii) resulting from the coming into force of, or the change in, any Environmental Law (including any new or modified cleanup standard or requirement) on or after the Closing Date; (iv) caused by any failure by any Buyer Indemnified Party to take commercially reasonable measures to mitigate Liabilities, to minimize risks or to apply commercially reasonable environmental, health or safety standards, (vii) to the extent such Liabilities otherwise have been caused, exacerbated, compounded or aggravated after the Closing Date by the negligence or willful misconduct of Buyer, any of its Affiliates or any other Buyer Indemnified Party, or any employee, agent, contractor, tenant, lessee, sublessee, licensee, permittee or invitee of any of the foregoing.
(b)    Any obligation of Seller to indemnify the Buyer Indemnified Parties or of Buyer to indemnify the Seller Indemnified Parties for any Environmental Indemnity Matter shall be limited to, and its obligations under this Agreement shall be satisfied upon achievement of the minimum standards required to be met at the time pursuant to applicable Existing Environmental Laws based on industrial/commercial use of such property as applicable. Both Parties expressly agree that such minimum standards may include, without limitation, reasonable risk-based clean-up remedies and standards and/or the imposition of institutional controls, such as deed restrictions and engineering or institutional controls that do not materially interfere with or hinder Buyer Indemnified Parties’ use and operation of the such property and are approved by a Governmental Body, and further agree to request the application of, and to implement, reasonable risk-based clean-up remedies and standards and/or the imposition of reasonable institutional controls for any remediation required for an Environmental Indemnity Matter.
(c)    In furtherance and not in limitation of Section 8.3, Seller shall have the right, but not the obligation, to retain the defense and control of any Environmental Indemnity Matter, including the management, disclosure, investigation, negotiation, performance, remediation and settlement thereof, and all interactions with Governmental Authorities with regard thereto, and shall (i) keep Buyer reasonably informed relating to the progress of such Environmental Indemnity Matter (including, without limitation, providing Buyer with copies of all material plans, reports and external correspondence) and provide reasonable opportunity for Buyer to comment to Seller on any proposed activities, plans, reports and external correspondence relating to such Environmental Indemnity Matter (and Seller agrees to incorporate any reasonable comments of Buyer with respect to the same); (ii) select counsel, contractors and consultants of recognized standing and competence in connection with such Environmental Indemnity Matter (subject to the approval of Buyer which shall not be unreasonably withheld, conditioned or delayed); (iii) diligently and promptly pursue the resolution thereof; and (iv) not, to the extent practicable, unreasonably interfere with Buyer’s business operations in connection with such access, and prior to undertaking any Environmental Indemnity Matter or related investigation, Seller shall notify Buyer of same and give the Buyer the opportunity to make suggestions to minimize disruption-related impacts or costs.
(d)    In the event Seller does not retain the defense and control of any Environmental Indemnity Matter, and Buyer provides a defense for the Environmental Indemnity Matter in accordance with Section 8.3, Buyer shall (i) keep Seller reasonably informed relating to the progress of such Environmental Indemnity Matter (including, without limitation, providing Seller with copies of all material plans, reports and external correspondence) and provide reasonable opportunity for Seller to comment to Buyer on any proposed activities, plans, reports and external correspondence relating to such Environmental Indemnity Matter (and Buyer agrees to incorporate any reasonable comments of Seller with respect to the same); (ii) select counsel, contractors and consultants of recognized standing and competence in connection with such Environmental Indemnity Matter (subject to the approval of Seller which shall not be unreasonably withheld, conditioned or delayed); and (iii) diligently and promptly pursue the resolution thereof.
(e)    Both Parties agree to cooperate with and assist any defense of any Environmental Indemnified Matter, and shall not interfere with any such defense. Both Parties shall and shall cause its Affiliates to provide reasonable access to the Purchased Assets, the Facilities, the Real Property, representatives, utilities, staging areas and other goods and services that may be necessary or convenient to manage any such Environmental Indemnity Matter, and to all records and other materials in the possession of either Party, any of its Affiliates, and provide reasonable assistance in the collection of information or documents, in each case as reasonably required in connection with an Environmental Indemnity Matter.
(f)    An Indemnified Environmental Matter shall be deemed to have been completed when it achieves compliance with applicable Existing Environmental Law.

8.5    Limitations on Liability. Notwithstanding anything to the contrary herein:
(a)    neither a breach of any representation or warranty of Seller or Buyer in this Agreement (other than a Fundamental Representation) nor a Loss arising out of or related to any matter set forth in Section 8.2(a)(ii), in each case, in connection with any single item, or group of related items, that results in Losses for Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, of less than $25,000 shall be indemnifiable for purposes of this Article VIII;
(b)    Seller and Buyer, as applicable, shall have no liability arising out of or relating to Section 7.5 (other than with respect to Income Taxes), Section 8.2(a)(i), Section 8.2(a)(ii) or Section 8.2(b)(i) unless and only to the extent the aggregate Losses actually incurred by Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, thereunder exceed Two Million

Two Hundred Fifty Thousand Dollars ($2,250,000) (and then only to the extent such aggregate Losses exceed such amount) (the “Deductible”); provided, however, the Deductible shall not apply to any single item, or group of related items, that results in Losses actually incurred by Buyer Indemnified Parties or Seller Indemnified Parties to the extent arising out of the breach of any Fundamental Representation;
(c)    in no event shall the aggregate liability arising out of or relating to Section 7.5 (other than with respect to Income Taxes), Section 8.2(a)(i) or Section 8.2(a)(ii) with respect to indemnification by Seller, or the aggregate liability arising out of or relating to Section 8.2(b)(i) with respect to indemnification by Buyer, exceed Thirty-Two Million Two Hundred Fifty Thousand Dollars ($32,250,000) (the “Cap”); provided, however, the Cap shall not apply to any single item, or group of related items, that results in Losses actually incurred by Buyer Indemnified Parties or Seller Indemnified Parties, to the extent arising out of the breach of any Fundamental Representation;
(d)    without limitation to Section 8.5(c), in no event shall Seller’s or Buyer’s aggregate liability arising out of or relating to this Agreement or the transactions contemplated hereby exceed an amount equal to the Base Cash Amount;
(e)    no Buyer Indemnified Party shall be entitled to indemnification under Section 7.5 or Section 8.2 to the extent a liability or reserve relating to the matter giving rise to such Loss has been included in the calculation of Final Net Working Capital;
(f)    each Indemnified Party shall have a duty to observe its common law duty to mitigate any Loss arising out of or relating to any matter for which indemnification is sought pursuant to this Agreement or the transactions contemplated hereby;
(g)    notwithstanding any provision to the contrary in this Agreement, with respect to any Loss arising with respect to breaches of the representations and warranties contained in Section 3.9, Buyer shall diligently pursue any and all title and other claims under any title insurance policies with respect to the Owned Real Property and the IDB-Leased Real Property shall not be entitled to assert any claims or rights against Seller under this Agreement with respect to such Loss to the extent Buyer shall have actually recovered under any such title insurance policies;
(h)    in the event a Buyer Indemnified Party or Seller Indemnified Party, as applicable, shall recover Losses in respect of a claim of indemnification under Section 7.5 or this Article VIII, no other Indemnified Party shall be entitled to recover the same Losses in respect of a claim for indemnification; and
(i)    if the Indemnified Party receives any payment from an Indemnifying Party in respect of any Losses pursuant to Section 8.2 and the Indemnifying Party could have recovered all or a part of such Losses from a third party, excluding any provider of insurance to Buyer (a “Potential Contributor”), based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment.

(j)    For the avoidance of doubt, the limitations set forth in this Section 8.5 shall not apply to claims of indemnification pursuant to Section 7.5 that relate to Income Taxes.
8.6    Adjustments to Purchase Price. The Parties agree to treat all payments made pursuant to this Article VIII and Section 7.5 as adjustments to the Purchase Price for Tax purposes.

8.7	Exclusive Remedy; Scope of Damages; Indemnification in Case of Strict Liability or Negligence.
(a)    After the Closing, except with respect to fraud made with the intent to deceive, the sole and exclusive remedy for any and all claims, Losses or other matters arising under, out of, or related to this Agreement or the transactions contemplated hereby shall be the rights of indemnification set forth in Section 7.5 (with respect to Taxes) and Article VIII only, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort, strict liability, equitable remedy or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties to the fullest extent permitted by Law. FOR THE AVOIDANCE OF DOUBT AND IN FURTHERANCE AND NOT LIMITATION OF THE FOREGOING, BUYER EXPRESSLY AGREES THAT FOR ANY REMEDIAL ACTION SUBJECT TO A CLAIM FOR INDEMNIFICATION UNDER THIS AGREEMENT, BUYER WAIVES AND SHALL NOT ASSERT ANY LEGAL PROCEEDING UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT (CERCLA), OR ANY ANALOGOUS STATE OR LOCAL COUNTERPART, AND THAT ANY CLAIM FOR INDEMNIFICATION REGARDING ANY REMEDIAL ACTION SHALL BE LIMITED TO, AND GOVERNED BY, THIS ARTICLE VIII. This Section 8.7(a) will not operate to interfere with or impede the operation of the covenants contained in this Agreement that by their nature are required to be performed after the Closing, with respect to a Party’s right to seek equitable remedies (including specific performance or injunctive relief). The provisions of this Section 8.7(a), together with the covenants contained in this Agreement that by their nature are required to be performed after the Closing, were specifically bargained-for between Seller and Buyer and were taken into account by Seller and Buyer in arriving at the Purchase Price. Each of Seller and Buyer, respectively, specifically relied upon the provisions of this Section 8.7(a) in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth in Article III (in the case of Seller) and Article IV (in the case of Buyer).
(b)    NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN (EXCEPT TO THE EXTENT ACTUALLY AWARDED AND PAID ON ACCOUNT OF A THIRD PARTY CLAIM OR WITH RESPECT TO FRAUD MADE WITH THE INTENT TO DECEIVE), NO PARTY SHALL BE LIABLE FOR SPECIAL, PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR INDIRECT DAMAGES, LOST PROFITS OR LOST BENEFITS, LOSS OF ENTERPRISE VALUE, DIMINUTION IN VALUE OF ANY BUSINESS, DAMAGE TO REPUTATION OR LOSS TO GOODWILL (EXCEPT, IN EACH CASE, TO THE EXTENT PAID TO A THIRD PARTY), WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM ANY OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT.

ARTICLE IX
TERMINATION
9.1    Termination of Agreement. This Agreement may be terminated and abandoned prior to the Closing:
(a)    by Seller or Buyer if any of the conditions set forth in Sections 6.1, 6.2 and 6.3 of this Agreement, as applicable, have not been satisfied or waived on or prior to the first anniversary of the date hereof (the “Outside Date”); provided, that this right of termination will not be available to a Party if the failure of such Party to perform any of its obligations under this Agreement was a principal cause of, or principally resulted in, the failure of any conditions to be satisfied before such date;
(b)    by mutual written consent of Seller and Buyer;
(c)    by Seller or Buyer if there will be in effect a final nonappealable Closing Legal Impediment; provided, however, that the right to terminate this Agreement under this Section 9.1(c) will not be available to a Party if the failure of such Party to perform any of its obligations under this Agreement was a principal cause of, or principally resulted in, such Closing Legal Impediment;
(d)    by Seller if Buyer has materially breached this Agreement and such breach has not been cured so as to cause any of the conditions set forth in Section 6.3 to have become incapable of fulfillment on or before the Outside Date, and shall not have been waived by Seller (unless Seller has materially breached this Agreement so as to cause any condition in Section 6.2 to be incapable of satisfaction prior to the Outside Date); or
(e)    by Buyer if Seller has materially breached this Agreement and such breach has not been cured so as to cause any of the conditions set forth in Section 6.2 to have become incapable of fulfillment on or before the Outside Date, and shall not have been waived by Buyer (unless Purchaser has materially breached this Agreement so as to cause any condition in Section 6.3 to be incapable of satisfaction prior to the Outside Date).
9.2    Effect of Termination.
(a)    In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the Parties will be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination will be without Liability to Buyer, Buyer Parent or Seller; provided that:
(i)    in the event this Agreement is terminated by Seller or Buyer pursuant to Section 9.1(a), Section 9.1(c) or Section 9.1(d) related to, in the case of a termination pursuant to Section 9.1(d), a breach by Buyer of the covenants in Section 5.4 and Section 5.5 and at the time of such termination all of the conditions set forth in Sections 6.1, 6.2 and 6.3 have been satisfied or waived, other than the conditions (i) set forth in Section 6.1(a) (if such Closing Legal Impediment arises under Antitrust Laws) or Section 6.1(b) and (ii) that by their nature are to be satisfied by actions to be taken at Closing (but such conditions are otherwise then capable of being satisfied), then Buyer shall pay to Seller, within three Business Days of the date of such termination by wire transfer of immediately available funds to an account designated by Seller, an amount in cash (the “Regulatory Termination Amount”) equal to the sum of (A) Ten Million Dollars ($10,000,000), plus (B) all reasonable fees and expenses (including reasonable third party fees and expenses of counsel, accountants, experts and consultants) incurred by or on behalf of Seller in connection with the conduct of due diligence in connection with, and the authorization, preparation, negotiation, execution, performance or termination of, this Agreement and the transactions contemplated hereby; provided that in no event shall the aggregate liability of Buyer pursuant to clause (B) exceed One Million Dollars ($1,000,000); and
(ii)    no such termination will relieve any Party from Liability for any material breach of its covenants or agreements hereunder on or prior to the date of termination pursuant to Section 9.1 (other than in the case of breach or alleged breach of Section 5.4 or Section 5.5 by Buyer (which shall, except with respect to any intentional breach of Section 5.4(a) or (d), instead be subject exclusively to the terms and conditions of Section 9.2(a)(i))).
(b)    The Parties acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement.
(c)    The Parties acknowledge that payment of the Regulatory Termination Amount, if, as and when required pursuant to this Section 9.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Seller receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Regulatory Termination Amount shall be the sole and exclusive remedy of Seller and its Affiliates for any termination of this Agreement pursuant to Section 9.1(a), Section 9.1(c) or Section 9.1(d) related to a breach by Buyer of the covenants in Section 5.4 and Section 5.5; provided, that the foregoing limitation shall not apply (i) in the case of any such breach of Section 5.4(a) or (d) that is intentional or (ii) for the avoidance of doubt, with respect to the rights of either Party to seek specific performance pursuant to Section 10.6 prior to the termination of this Agreement.
(d)    Notwithstanding Section 9.2(a), Section 5.7, Section 5.10, this Section 9.2 and Article X, including, in each case, the definitions and interpretative matters contained in Article XI to the extent applicable to such provisions, will survive any termination of this Agreement and will be enforceable hereunder.
(e)    If this Agreement is terminated in accordance with Section 9.1 Buyer will not oppose or seek to prevent or frustrate any transaction or agreement that Seller may propose or enter into relating to the sale of all or any portion of the Business to any third party. The preceding sentence will not limit Buyer’s ability to respond freely to an inquiry from a Governmental Body in connection with any such transaction or otherwise comply with applicable Law.
ARTICLE X
MISCELLANEOUS

10.1    Bulk Sales Laws. Without limitation to Seller’s obligations with respect to Bulk Sales Laws under Article VIII, Buyer shall not require compliance by Seller under the provisions of any “bulk sales” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets contemplated hereby (“Bulk Sales Laws”) and compliance with the requirements thereof is not a condition to Closing under this Agreement.
10.2    Expenses. Except as otherwise provided in this Agreement, each of Seller and Buyer will bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, Buyer will be responsible for, and will pay directly or promptly reimburse Seller for amounts paid by or on behalf of Seller, all filing fees lawfully payable to or at the request of any Governmental Body in connection with this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including any fees in connection with any filings described in Section 5.4.
10.3    Certain Acknowledgements of Buyer. Buyer hereby acknowledges and agrees that:
(a)    Except for the representations and warranties contained in this Agreement (as modified by the Schedules) or any Ancillary Agreement:
(i)    Neither Seller nor any other Person on Seller’s behalf makes any express or implied representation or warranty with respect to Seller, the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Seller specifically disclaims any other representations or warranties, whether made by Seller, or any of its Affiliates or any of its Representatives.
(ii)    The Business and the Purchased Assets are being transferred on a “where is” and, as to condition, “as is” basis, without any other representation or warranty (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials).
(b)    Buyer (i) specifically disclaims that it is relying upon or has relied upon, and shall have no right to rely upon, any representations or warranties other than the representations and warranties contained in this Agreement or any Ancillary Agreement, whether made by Seller or any of its Affiliates or any of its Representatives, and (ii) expressly and irrevocably waives any right it may have against Seller or any of its Affiliates or any of its Representatives with respect to any inaccuracy in any such representation or warranty (other than the representations and warranties contained in this Agreement or any Ancillary Agreement), statement or information or with respect to any omission or concealment of any potentially material information by Seller, its Affiliates, or any of their respective Representatives.
(c)    None of Seller, its Affiliates or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement not expressly set forth in this Agreement or any Ancillary Agreement, and none of Seller, its Affiliates or any other Person will have or be subject to any Liability to Buyer or any other Person resulting from the distribution to Buyer or its Representatives or Buyer’s use of any confidential memoranda distributed on behalf of Seller or other publications or data room information provided or otherwise made available to Buyer or its Representatives, or any other document or information in any form provided or otherwise made available to Buyer or its Representatives in connection with the Business (“Transaction Information”).
(d)    Buyer has conducted to its satisfaction its own independent investigation of the Purchased Assets, the Assumed Liabilities and the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, Buyer has relied on the results of its own independent investigation and the representations, warranties, covenants and agreements contained in, and terms and conditions of, this Agreement.
(e)    Seller makes no representations or warranties to Buyer regarding the probable success or profitability of the Business, the projections and forecasts in the Transaction Information are estimates and projections of future performance that were made by Seller or its Affiliates and there is no assurance that any such results will be achieved.
10.4    Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than Delaware.
10.5    Jurisdiction; Service of Process; Waiver of Jury Trial.
(a)    The Parties agree that the appropriate, exclusive and convenient forum (“Forum”) for any disputes between any of the Parties hereto arising out of or related to this Agreement or the transactions contemplated hereby is the Court of Chancery in the City of Wilmington, New Castle County, Delaware except where such court lacks subject matter jurisdiction. In such event, the Forum is in the federal district court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. Each of the Parties hereto irrevocably submits to the jurisdiction of the Forum in respect of any disputes arising out of or related to this Agreement or the transactions contemplated hereby. The Parties further agree that the Parties will not bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the Forum. The preceding sentence will not limit the rights of the Parties to obtain execution of a judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and non-

appealable judgment against a Party in any Legal Proceeding contemplated in this Section 10.5 will be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which will be conclusive evidence of the fact and amount of such judgment.
(b)    To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of the Forum. Each of the Parties hereby consents to process being served by any Party in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 10.8.
(c)    WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN OR AMONG ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
10.6    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Forum, this being in addition to any other remedy to which such Party is entitled at law or in equity (subject, in any case, to the terms and limitations of this Agreement) and without the requirement of posting of any bond.
10.7    Entire Agreement; Amendments; Waivers; No Third Party Beneficiaries. This Agreement (including the Schedules and Exhibits) together with the Ancillary Agreements and the Confidentiality Agreement constitutes the entire agreement and understanding of the Parties respecting its subject matter and supersedes all negotiations, preliminary agreements (both oral and written) and prior or contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof. There are no restrictions, promises, representations, warranties, agreements or undertakings of any Party with respect to the transactions contemplated by this Agreement, the Confidentiality Agreement or the Ancillary Agreements, other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement by or on behalf of a Party, including any investigation, will be deemed to constitute a waiver by such Party of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party of a breach of any provision of this Agreement will not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder will operate as a waiver thereof, nor will any single or partial exercise of such right, power or remedy by such

Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. This Agreement is not intended to confer, and shall not be construed as conferring, upon any Person other than a Party any rights or remedies hereunder; provided, that the Tax Indemnified Parties are intended third party beneficiaries of Article VII and the Buyer Indemnified Parties and the Seller Indemnified Parties are intended third party beneficiaries of Article VIII.
10.8    Notices. All notices, requests, permissions, waivers and other communications hereunder will be in writing and will be deemed to have been duly given (a) when sent, if sent by facsimile or email (with receipt confirmed), (b) when delivered, if delivered personally to the intended recipient and (c) one Business Day following sending by overnight delivery via recognized commercial delivery service, in each case, addressed to a Party at the following address for such Party:
If to Seller, to:

Georgia-Pacific LLC
133 Peachtree Street
Atlanta, Georgia 30303
Facsimile: (404) 487-4137
Email: LegalNotice@gapac.com
Attention: General Counsel

with a copy (which will not constitute notice) to:

Alston & Bird LLP
1201 West Peachtree Street, NW
Atlanta, Georgia 30309
Facsimile: (404) 881-7777
Email:    janine.brown@alston.com
aaron.dixon@alston.com
Attention:    Janine Brown
Aaron Dixon

If to Buyer, to:
Boise Cascade Wood Products, L.L.C.
1111 W. Jefferson St., Ste. 300
Boise, ID 83702
Facsimile: (208)384-6455
Email: danhutchinson@bc.com
Attention: EVP Boise Cascade Wood Products, L.L.C.

And

Boise Cascade Company
1111 W. Jefferson St., Ste. 300
Boise, ID 83702
Facsimile: (208)384-6566
Email: legaldepartment@bc.com
Attention: General Counsel

with a copy (which will not constitute notice) to:
Kirkland & Ellis, LLP

300 N. LaSalle
Chicago, IL 60654
Facsimile: (312)862-2200
Email: richard.campbell@kirkland.com
Attention: Richard J. Campbell, P.C.

10.9    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, such invalidity, illegality or unenforceability will not affect the other terms or provisions of this Agreement. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Absent manifest error, any determination of the Independent Accounting Firm in accordance with Section 2.5 shall be final and binding upon the Parties. Subject to the immediately preceding sentence and Section 8.5(e), in no event shall the provisions of Section 2.5 limit, delay or prejudice any rights to indemnification under Article VIII of this Agreement.
10.10    Binding Effect: Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as provided in Section 10.15, no assignment of this Agreement or of any rights or obligations hereunder may be made by Seller or Buyer, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other Parties hereto and any attempted assignment without the required consents will be void; provided, however, that Seller and Buyer may each assign this Agreement (or any of its rights or obligations hereunder) to any one or more of its Affiliates at or after the Closing, provided that each such assignee remains an Affiliate of the assigning Party. No assignment of any obligations hereunder will relieve the Parties of any such obligations. Upon any such permitted assignment, the references in this Agreement to Buyer and Seller, as applicable, will also apply to any such assignee unless the context otherwise requires.
10.11    Non-Recourse. Except to the extent a party hereto (including, with respect to Buyer Parent, to the extent specified in Section 10.14), no past, present or future incorporator, member, partner, stockholder, Affiliate or Representative of any Party or any of their respective Affiliates will have any Liability for any Liabilities of a Party under this Agreement or any of the Seller Documents or Buyer Documents (except to the extent a party thereto) of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.
10.12    Conflict of Interest. Following the Closing and in connection with any matter related to the transactions contemplated by this Agreement or any disagreement or dispute relating thereto in which Seller chooses to retain Alston & Bird LLP to represent it or any of its Affiliates, Buyer and Buyer Parent agree not to assert and otherwise agree to waive any conflict of interest against Alston & Bird LLP related to its representation of Seller in connection with the sale of the Business and transfer of the Purchased Assets acquired hereunder.
10.13    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. A signature delivered by facsimile or other electronic transmission will be considered an original signature.
10.14    Buyer Parent Guaranty.
(a)    Buyer Parent unconditionally and irrevocably guarantees to Seller and its successors and assigns the full and timely performance of Buyer’s obligations required to be performed at or prior to the Closing, including the obligation to pay the Initial Purchase Price at Closing pursuant to this Agreement as the same is now or may hereafter be in effect (collectively, the “Guaranteed Obligations”). Buyer Parent acknowledges and agrees that its guaranty is full, absolute and unconditional, is a guaranty of performance and not merely of collection and is in no way conditioned or contingent upon any attempt to collect from Buyer, and no extension, increase, modification, amendment, waiver, consent, release or extinguishment of any Guaranteed Obligation, or other change in any Guaranteed Obligation, whether by agreement of Buyer and Seller, decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of its guaranty, nor will such validity and enforceability be affected by any lack of validity or enforceability of any obligation of Buyer as a result of the application of any bankruptcy, insolvency, moratorium or other similar Law relating to creditors’ rights and general principles of equity to Buyer. Buyer Parent hereby waives, for the benefit of Seller, to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, including those which would otherwise require any election of remedies by Seller (other than payment of the applicable Guaranteed Obligations), and further waives any notice (including notice of acceptance or nonpayment), presentment, demand, performance, protest, suit or other action as the same pertains to Buyer or any of the applicable Guaranteed Obligations, or any right to require Seller to proceed against Buyer or to exhaust any security held by Seller, or to pursue any other remedy with respect to any of the applicable Guaranteed Obligations.
(b)    Buyer Parent represents and warrants to Seller that (i) it is duly incorporated or organized, validly existing and in good standing under the Laws of the state of its formation or incorporation, (ii) it has all requisite entity power and authority to (A) execute and deliver this Agreement, (B) perform its respective obligations hereunder and (C) consummate the transactions contemplated hereby, (iii) this Agreement has been duly executed and delivered by it and (iv) assuming the due authorization, execution and delivery by Seller, this Agreement constitutes the legal, valid and binding obligation of Buyer Parent, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity.
(c)    Seller and Buyer may at any time and from time to time without notice to or consent of Buyer Parent and without impairing or releasing the obligations of Buyer Parent under its guaranty, with respect to any of the Guaranteed Obligations, (i) by written agreement make any change in the terms of the Guaranteed Obligations, (ii) take or fail to take any action of any kind in respect of any security for the Guaranteed Obligations, or (iii) exercise or refrain from exercising any rights against Buyer or others. Buyer Parent shall not institute, and shall cause its Affiliates not to institute, any Legal Proceedings asserting that this guaranty is illegal, invalid or unenforceable in accordance with its terms. This guaranty may not be revoked or terminated and will remain in full force and effect and will be binding on Buyer Parent, its successors and assigns until all of its respective Guaranteed Obligations have been paid and satisfied in full. This guaranty will continue to be effective or will be reinstated, as the case may be, if and to the extent that any payment of, or other transaction satisfying any Guaranteed Obligation, is rescinded or must otherwise be returned by the recipient thereof as a result of the insolvency, bankruptcy, reorganization or similar event of Buyer, Buyer Parent or any other Person.
10.15    Tax-Free Exchange.
(a)    Subject to Buyer’s consent rights herein, Buyer acknowledges the rights of Seller, at its option, to structure all or any portion of the transactions contemplated by this Agreement in a manner intended to qualify as one or more tax-free exchanges of like-kind property pursuant to Section 1031 of the Code (“Section 1031”). The Parties agree to use their commercially reasonable efforts, at the Seller’s sole expense, to cooperate to allow Seller to structure all or any portion of the transactions contemplated by this Agreement in a manner intended to qualify under Section 1031, including without limitation by executing escrow instructions or other documents. Buyer shall in no way (i) incur any liability or (ii) be obligated to pay any escrow costs, brokerage commissions, title charges, survey costs, recording costs, or other charges incurred with respect to Seller’s exercise of its option under this Section 10.15(a) or to take, acquire or hold title to Seller’s replacement property. Seller shall pay any additional costs that would not otherwise have been incurred by Buyer had Seller not consummated the sale through an exchange under Section 1031. Seller shall fully indemnify, defend and hold Buyer harmless from all Losses arising out of, connected with or in any manner related to such exchange that would not otherwise have been incurred by Buyer had Seller not consummated such sale through an exchange under Section 1031, and such obligation shall survive the Closing indefinitely.
(b)    Buyer acknowledges the rights of Seller, at its option, to enter into a written exchange agreement or assignment agreement at any time prior to Closing with a “Qualified Intermediary” (as defined in Treasury Regulations Section 1.1031(k)-1(g)(4)(iii)) or an “Exchange Accommodation Titleholder” (as described in Revenue Procedure 2000-37) (in either case, an “Intermediary”) for the assignment of the rights of Seller under this Agreement or the Ancillary Agreements in whole or in part. The Intermediary shall be designated in writing by Seller to Buyer.
(c)    Upon designation of the Intermediary by Seller, the Intermediary shall be substituted for Seller as the seller under this Agreement to the extent applicable. Buyer agrees in such case to take title to the applicable Purchased Assets from the Intermediary and to render Buyer’s performance of all or the applicable portion of its obligations under this Agreement to the Intermediary. No representations, warranties, covenants or indemnification obligations of the Parties to one another, whether set forth in this Agreement or otherwise, existing at law or in equity, shall be affected by the provisions of this Section 10.15. Buyer shall not, by acquiescence to any exchange pursuant to this Section 10.15, (i) have its rights under this Agreement affected or diminished in any manner or (ii) be responsible for compliance with, or be deemed to have warranted to Seller that such exchange in fact complies with, Section 1031.

(d)    If Seller does not exercise its option to structure all or any portion of the transactions contemplated by this Agreement as one or more exchanges intended to qualify as tax-free exchanges of like-kind property, such occurrence shall not be deemed or construed as the failure of a condition precedent to Seller’s obligations under this Agreement (including Seller’s obligation to consummate the transactions contemplated herein). The Closing shall not be delayed as a result of Seller’s exercise of its option under Section 10.15(a), nor shall the consummation or accomplishment of any exchange pursuant to this Section 10.15 be a condition precedent or condition subsequent to Seller’s obligations under this Agreement. Notwithstanding anything in this Section 10.15 to the contrary, Seller’s exercise of its rights under this Section 10.15 shall be subject to the approval of Buyer (not to be unreasonably withheld, conditioned or delayed) and shall not be exercised unless and until Buyer is satisfied that the exercise of such rights would cause no adverse legal, tax or economic impact on Buyer or the Purchased Assets.
ARTICLE XI
DEFINITIONS
11.1    Certain Definitions.
For purposes of this Agreement, the following terms will have the meanings specified in this Section 11.1:
“Affiliate” means (a) with respect to any Person other than Seller, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and (b) with respect to Seller (including Seller Parent), any other Person that, directly or indirectly through one or more intermediaries, is controlled by Seller Parent.
“Ancillary Agreements” means the Bills of Sale, the Assignment and Assumption Agreement, the Deeds, the Transition Services Agreement, the Patent and Know-How License Agreement, the Thorsby Assignment and Assumption Agreement the Patent Assignment Agreement, the Trademark Assignment Agreement, the Wood Products Domain Name Assignment Agreement, the Seller Parent Domain Name Assignment Agreement and any other certificate, document or instrument delivered pursuant to this Agreement.
“Ancillary IP Rights” means, with respect to any Intellectual Property, any and all of the following: (i) rights to pursue and collect damages, costs, injunctive relief and other remedies for past, current, or future infringement, misappropriation, or conflict with such Intellectual Property; and (ii) royalties, fees, income and other payments and proceeds due or accrued as of the Closing Date and thereafter under or arising from such Intellectual Property.
“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assigned Contracts” means all Contracts of Seller used or held for use exclusively in the conduct of the Business, or otherwise identified on Schedule 11.1(a), including the Thorsby Property Leases, the WFS Contracts and the North Woods Contract.
“Assumed Environmental Liabilities” means Environmental Liabilities existing on or before the Closing Date that do not arise from or relate to violations or breaches of Environmental Law or otherwise require Remedial Action pursuant to Environmental Law. Assumed Environmental Liabilities include any condition set forth on Schedule 3.16 (other than those set forth on Schedule 11.1(f)).
“Assumed Liabilities” means the following Liabilities to the extent related to the Business or the Purchased Assets, regardless of whether arising prior to, on or after the Closing: (a) Liabilities under the Assigned Contracts or Permits transferred to Buyer, but excluding any Liabilities arising from or relating to any breach or violation by Seller thereof to the extent such breach or violation is Known by Seller prior to the Closing; (b) Liabilities to the extent included in the calculation of Final Net Working Capital; (c) all Transfer Taxes and Real Property Transfer Expenses described in Section 7.4 to the extent that Buyer has agreed to be responsible therefor pursuant to this Agreement; (d) other Liabilities with respect to the Business, the Purchased Assets or the Transferred Employees to the extent (i) set forth on Schedule 11.1(b) or (ii) Buyer has expressly agreed to be responsible therefor in accordance with this Agreement; and (e) all Assumed Environmental Liabilities.
“Base Cash Amount” means an amount in cash equal to Two Hundred Fifteen Million Dollars ($215,000,000).
“Business Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of ERISA, and all other material employee benefit arrangements or payroll practices, including bonus plans, consulting or other compensation agreements, incentive, equity or equity-based compensation, retention, change in control, deferred compensation arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation, disability, hospitalization, medical insurance, life insurance, scholarship programs maintained, contributed to or required to be maintained or contributed to by Seller or any of its ERISA Affiliates, providing benefits to any current or former Business Employee.
“Business Day” means any day of the year on which national banking institutions in Atlanta, Georgia and New York, New York are open to the public for conducting business and are not required or authorized to close.
“Business Employee” means, (a) other than the Excluded Employees, each employee of Seller who primarily works in the Business (at either of the Facilities) and (b) each individual who is set forth on Schedule 11.1(c), including in all cases, each such employee who as of the Closing Date is on Extended Leave or vacation.
“Cash” means, with respect to a Person, all cash, cash equivalents and marketable securities of such Person.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidential Information” means information (written or otherwise), in any form or medium, that is confidential, proprietary or otherwise not generally available to the public and exclusively relates to the Business, except to the extent that such information (a) is an Excluded Asset or (b) can be shown to have been (i) in the public domain prior to the Closing, (ii) in the public domain at or after the Closing through no fault of Seller, its Subsidiaries or their respective Representatives, (iii) later lawfully acquired by Seller, any of its Subsidiaries or their respective Representatives from sources other than those related to its prior ownership of the Business, or (iv) is developed by or for Seller or any of its Subsidiaries without reference to Confidential Information.
“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease or license.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.
“Data Room” means the electronic datasite established by Seller in connection with the transactions contemplated hereby at the following site: www.intralinks.com.
“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer and supplier lists, regulatory filings, operating data and plans, technical documentation (including design specifications, functional requirements, operating instructions, logic manuals and flow charts), user documentation (including installation guides, user manuals, training materials, release notes and working papers), marketing documentation (including sales brochures, flyers, pamphlets and web pages), and other similar materials related exclusively to the Business, in each case, whether or not in electronic form; provided that “Documents” will not include duplicate copies of such Documents retained by Seller or any of its Affiliates subject to the obligations relating to the use and disclosure thereof set forth in this Agreement.
“Environmental Law” means any applicable federal, state, or local laws or common law as in effect as of the date hereof or the Closing Date, as applicable, relating to health, safety or the environment (including air, water, vapor, surface water, groundwater, drinking water supply, surface or subsurface land) or any spill, release, discharge, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive or otherwise hazardous substance, or waste, or natural resources, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide,

Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended as of the date hereof or as of the Closing Date, as applicable, and the regulations promulgated pursuant thereto, as of the date hereof or the Closing Date, as applicable.
“Environmental Liabilities” means all Liabilities in respect of environmental, health or safety matters, including those arising from or related to (a) the presence or Release of Hazardous Substances on or about the Owned Real Property or the IDB-Leased Real Property, including off-site impacts associated with the migration of such Hazardous Substances from the Owned Real Property or the IDB-Leased Real Property or the Purchased Assets, (b) the compliance or non-compliance with Environmental Law and related Permits, (c) the alleged or actual presence or Release of, or exposure to, Hazardous Substances, or (d) any other Liabilities or costs arising under Environmental Laws, including, in each case, all investigatory, cleanup and other remediation costs, administrative oversight costs, natural resources damages, property damages, personal injury damages, indemnity, contribution and similar obligations and all costs and expenses, interest, fines, penalties and other monetary sanctions in connection with any of the foregoing.
“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business (whether or not incorporated) which are or have ever been under common control, or which are or have ever been treated as a single employer, with Seller under Section 414(b), (c), (m) or (o) of the Code.
“Excluded Assets” means (a) all Cash and bank accounts of Seller, (b) any Intellectual Property of Seller other than the Purchased Intellectual Property, (c) the Excluded Documents, (d) all prepaid charges, expenses or rent under the Thorsby Property Leases, personal property leases or any other leases of Seller or otherwise in respect of the Purchased Assets, in each case, that is attributable to any period beginning prior to and ending on or before the Closing Date, (e) all equity ownership interests of Seller in any Person, (f) the assets of any Business Benefit Plans, (g) all of Seller’s causes of action, claims, credits, demands or rights of setoff against third parties, to the extent related to any Excluded Asset or any Excluded Liability, (h) all rights that accrue to Seller under this Agreement or any other Ancillary Agreement, (i) all Shared Contracts, (j) all insurance policies or rights to proceeds thereof of Seller, (k) any Contract between Seller and any of its Affiliates, or rights thereunder, including any intercompany receivables thereunder, and any Contract that is not an Assigned Contract, (l) other than the Owned Real Property and Seller’s interest in the IDB-Leased Real Property, all real property (including buildings, fixtures and improvements located) owned or leased or formerly owned or leased by Seller or Seller’s interests therein (including all office space leased for individual employees), (m) all Seller’s tangible personal property (including machinery, equipment, furniture, office equipment, communications equipment, vehicles, storage tanks, spare and replacement parts, fuel, supplies, Inventory and other tangible property), that is not located at either of the Facilities (except in the case of Inventory in transit), (n) any   *   the Closing or any   *  the Closing and (o) all other assets and properties set forth on Schedule 11.1(d).
_______________________
* Confidential material redacted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted material.

“Excluded Documents” means (a) all minute books, organizational documents, stock registers and such other books and records of Seller as pertain to ownership, organization or existence of Seller and duplicate copies thereof, (b) all personnel and other files of Seller pertaining to any of its employees or former employees, including any Transferred Employees, (c) all (i) other books and records that Seller is required by Law to retain or that Seller determines are necessary or advisable to retain, (ii) information management systems of Seller, other than those used exclusively in the conduct of the Business and (iii) documents relating to proposals to acquire the Business by any Persons and (d) all Tax Returns and financial statements of Seller and the Business and all records (including working papers) related thereto.

“Excluded Employees” means the individuals set forth on Schedule 11.1(e).
“Excluded Environmental Liabilities” means Environmental Liabilities that were Known to Seller on or before the Closing Date to constitute violations or breaches of Environmental Law or otherwise require Remedial Action pursuant to Environmental Law. Excluded Environmental Liabilities include any Recognized Environmental Condition (REC) identified in the Phase I Environmental Assessment Reports and listed on Schedule 11.1(f) and any Environmental Liabilities arising out of the transportation, disposal or arrangement for the disposal of any Hazardous Substances prior to the Closing to or at any third-party location, property or facility in connection with the Business, the Purchased Assets, the IDB-Leased Real Property or the Owned Real Property. Excluded Environmental Liabilities do not include any condition set forth on Schedule 3.16 (other than those set forth on Schedule 11.1(f)).
“Excluded Liabilities” means the following Liabilities of Seller or any of its Affiliates to the extent related to the Business or the Purchased Assets, other than the Assumed Liabilities and the Transferred Liabilities: (a) Liabilities to the extent arising out of Excluded Assets, including, in the case of real property owned, leased or operated at any time by Seller or any of its Affiliates in connection with the Business (other than the Owned Real Property or the IDB-Leased Real Property); (b) Liabilities arising out of, relating to or with respect to (i) the employment or engagement to perform services, or termination of employment or engagement to perform services, by Seller or any of its Affiliates prior to the Closing Date of any Business Employee or any other individual who performed services for the Business (subject to Buyer’s obligations under Section 8.2(b) regarding decisions not to hire Offered Employees and Buyer’s compliance with the terms of this Agreement, including Section 5.14), (ii) any claims by a current or former Transferred Employee against Seller or any of its Affiliates that relate to any injuries or illnesses that were incurred and reported to Seller prior to the Closing Date, or (iii) any Business Benefit Plan; (c) Liabilities (including for infringement of any Intellectual Property of any other Person) to the extent arising out of any manufacturing or design defect in, or any warranty or product liability claim related to, or otherwise with respect to any unit of product of the Business manufactured or sold by Seller or using one or more of the Seller Marks prior to the Closing Date; (d) Excluded Environmental Liabilities (irrespective of whether they are incurred by or attach to Seller or Buyer or their Affiliates in the first instance); (e) Liabilities for pre-Closing breach by Seller or violation by Seller that in each case is Known by Seller prior to the Closing to be such a breach or violation of any (i) Assigned Contract, (ii) Law (including any Bulk Sales Laws) (other than, for the avoidance of doubt, any condition set forth on Schedule 3.16 (excluding those set forth on Schedule 11.1(f))) or (iii) Permit;

(f) any indebtedness of Seller for borrowed money; (g) Liabilities related to any Legal Proceeding pending or threatened in writing against Seller or its Affiliates prior to the Closing Date; and (h) Liabilities set forth on Schedule 11.1(f); provided, however, that “Excluded Liabilities” shall not include any Liability to the extent it is included in the calculation of Final Net Working Capital.
“Existing Environmental Law” means any applicable federal, state, or local laws or common law as in effect as of the date of the applicable remediation, if any, required pursuant to this Agreement, relating to health, safety or the environment (including air, water, vapor, surface water, groundwater, drinking water supply, surface or subsurface land) or any spill, release, discharge, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive or otherwise hazardous substance, or waste, or natural resources, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto, as of the date of the applicable remediation, if any, required pursuant to this Agreement.
“Extended Leave” means long-term disability leave, short-term disability, medical leave, military leave, workers compensation leave or other authorized leave of absence.
“FCPA” means the United States Foreign Corrupt Practices Act, as amended.
“Financial Information” means the unaudited balance sheets of the Business as of September 30, 2015 (the “Balance Sheet Date”) and as of December 31, 2014 and the unaudited profit and loss statements with respect to the Business for the nine months ended September 30, 2015 and the twelve months ended December 31, 2014.
“For Cause” means unacceptable conduct such as theft, dishonesty, insubordination, deliberate destruction of company property, violation of company policy (including, but not limited to, violation of the Code of Business Conduct), disclosure of trade secrets or other confidential information, poor performance, neglect of duty, excessive absenteeism, absence without leave, and similar offenses. “For Cause” shall also include the failure or inability to return to work at the conclusion of an approved leave of absence.
“Fundamental Representations” means (a) with respect to Seller, the representations and warranties of Seller set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Authorization), Section 3.3(a)(i) or (iv) (Conflicts), Section 3.5 (Title to Purchased Assets), and Section 3.18 (Financial Advisors), and (b) with respect to Buyer, the representations and warranties of Buyer or Buyer Parent, as applicable, set forth in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization), Section 4.3(a)(i) or (iv) (Conflicts), Section 4.5 (Financial Advisors), Section 4.6 (Financial Capability), and Section 10.14(b) (Buyer Parent Guaranty).
“GAAP” means generally accepted accounting principles in the United States as of the Balance Sheet Date.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos in any form that is or could become friable and any other substance, waste or material, in each case, that is regulated as a pollutant or otherwise as “hazardous” or with words of similar meaning under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
“IDB-Leased Real Property” means the real property that is the subject of the Thorsby Property Leases.
“Income Taxes” means any Taxes imposed upon or measured by, net or gross income, profits or receipts, or a combination thereof, but shall not include sales or use taxes.
“Indebtedness” means, with respect to a Person, without duplication, (a) the principal of and, accreted value and accrued and unpaid interest and other Liabilities in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments the payment of which such Person is responsible or liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property, assets or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities), (c) all obligations of the type referred to in clauses (a) and (b) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise and (d) all obligations of the type referred to in clauses (a) through (c) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
“Initial Purchase Price” means an amount of cash equal to (a) the sum of (i) the Base Cash Amount, and (ii) any Working Capital Overage, minus (b) any Working Capital Underage (with such amount expressed as a positive number).
“Intellectual Property” means all right, title and interest in or relating to intellectual property or other proprietary rights, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including (a) all patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (“Patents”), (b) all Marks, (c) all Internet domain names, (d) all copyrights, copyrightable subject matter and mask works, databases and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (“Copyrights”), (e) trade secrets and other know-how and (f) rights in computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code.
“Inventory” means raw materials, storeroom parts, operating supplies, work-in-process, fiber residuals, peeler cores and finished goods.
“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.
“Knowledge of Seller”’ or “Known by Seller” (or similar phrases with respect to Seller) means the actual knowledge, after due inquiry, of those Persons identified on Schedule 11.1(g).
“Labor Agreement” means any labor or collective bargaining agreement relating to the employment of any Business Employees.
“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule, regulation or common law.
“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private).
“Liability” means any debt, commitment, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all losses, costs and expenses relating thereto (including those related to the defense, settlement or resolution of any related Legal Proceeding, claim, demand or assessment).
“Licensed Patent Rights” means all Intellectual Property in the form of United States patent rights owned by Seller and used non-exclusively in connection with the Business.
“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.
“Loss” or “Losses” means any and all losses, Liabilities, claims, damages, Taxes, costs and expenses (including reasonable fees and expenses of counsel).
“Marks” means trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof.
“Material Adverse Effect” means a material adverse effect on the business, assets, properties, results of operations or financial condition of the Business (taken as a whole) or on the ability of Seller to consummate the transactions contemplated by this Agreement; provided, that, in each case, none of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would occur, (a) any change in the United States or foreign economies, credit, securities or financial markets or economic, political, business or regulatory conditions in general, (b) any change in interest or exchange rates, (c) any change that generally affects any industry in which the Business operates or in which any of the Business’s products or services are used or distributed, (d) any change arising in connection with epidemics, pandemics, earthquakes or other natural disasters, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions, (e) any changes or prospective changes in applicable Laws or accounting rules or the interpretation or enforcement thereof, (f) any failure of the Business or the Purchased Assets to meet any projections or forecasts, provided that the underlying cause of such failure to meet projections or forecasts shall not be disregarded for purposes of determining whether a Material Adverse Effect has occurred or would occur, (g) the announcement or disclosure of the entry into this Agreement, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, or employees of the Business, or (h) the compliance with the terms of this Agreement or any action taken by Buyer or its Affiliates with respect to the transactions contemplated by this Agreement; provided that any of the foregoing in clauses (c), (d) and (e) shall be taken into account for purposes of determining a Material Adverse Effect to the extent that any such matter or matters adversely and disproportionately affect the Business relative to other Persons in the industry in which the Business operates.
“MBM Materials” means all posters, pamphlets, stickers, training material, templates, models, decision trees, decision-making frameworks, instructions, audio and/or visual recordings, guidelines, printed and electronic materials, and other works of authorship regarding or referencing Seller’s or their respective Affiliates’ management philosophy referred to as “MARKET BASED MANAGEMENT®” or “MBM®”.
“Multiple Employer Plans” means all Title IV plans which have been subject to Sections 4063 or 4064 of ERISA.
“Multiemployer Plans” means all Title IV Plans which are multiemployer plans as defined in Section 3(37) of ERISA.
“Net Working Capital” means the consolidated current assets of the Business, reduced by the consolidated current liabilities of the Business, in each case as determined as of the close of business on the day immediately preceding the Closing Date and in accordance with GAAP and the GAAP-compliant accounting principles, methodologies, policies and practices set forth on Schedule 11.1(h); provided, however, that the consolidated current assets of the Business shall not include (a)   *   set forth on Schedule 11.1(i) or (b) any   *   the Closing or any   *   the Closing. Schedule 11.1(h) includes a sample calculation of Net Working Capital (except for illustrative purposes, it has been calculated as of September 30, 2015) after giving effect to the pro forma adjustments required in such accounting principles. For the avoidance of doubt, the calculation of “Net Working Capital” shall not include or take into account (i) any Liability in respect of the Individual Retention Bonus Amounts or (ii) any asset or liability in respect of Income Taxes. Notwithstanding the foregoing, in no event shall Net Working Capital exceed Thirty Million Dollars ($30,000,000).
_______________________
* Confidential material redacted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted material.

“North Woods” means GP North Woods LP.
“North Woods Contract” means the Contract set forth on Schedule 11.1(j).
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
“Ordinary Course” means the ordinary and usual course of normal operations of the Business, as conducted by Seller.
“Owned Real Property” means the real property listed on Schedule 11.1(k).
“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.
“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in title commitments or the Surveys delivered by Seller to Buyer prior to the date hereof, (b) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Legal Proceedings and for which Seller is either responsible in accordance with this Agreement or for which an adequate reserve is included in the computation of Net Working Capital, (c) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course which are not yet delinquent or the amount or validity of which is being contested in good faith by appropriate Legal Proceedings and for which Seller is either responsible in accordance with this Agreement or for which an adequate reserve is included in the computation of Net Working Capital, (d) zoning, entitlement and other land use and environmental regulations by any Governmental Body, which are not violated by the current use or occupancy of any real property or the operation of the Business thereon, except as would not adversely and materially impact the operation of the Business, (e) title of a lessor under a capital or operating lease, (f) such other imperfections in title, charges, easements, restrictions and encumbrances which would not adversely and materially impact the operation of the Business, and (g) Liens set forth on Schedule 11.1(l).
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
“Phase I Environmental Assessment Reports” means the Phase I Environmental Assessment Reports prepared by Earthcon for Georgia-Pacific LLC dated December 10, 2015.
“Pre-Closing Tax Period” means any Tax period that begins and ends before the Closing Date and the portion of any Straddle Tax Period from the beginning of such period up to and including the day before the Closing Date.
“Post-Closing Tax Period” means any Tax period that begins after the Closing Date and the portion of any Straddle Tax Period beginning on the Closing Date and ending on the last day of such period.

“Purchased Assets” means the following assets of Seller as of the Closing (a) all rights under the Assigned Contracts, (b) the Owned Real Property, including all buildings, fixtures and improvements located thereon, (c) all tangible personal property, including machinery, equipment (including equipment set forth on Schedule 3.6), furniture, office equipment, communications equipment, vehicles, storage tanks, spare and replacement parts, fuel, supplies, Inventory and other tangible property, in each case (i) located at the Facilities or (ii) exclusively used, or held exclusively for use in, the conduct of the Business (including all VMI), (d) all decommissioned or obsolete tangible personal property formerly used in the conduct of the Business that is located at the Facilities, (e) all trade accounts receivable and other receivables of Seller to the extent related to the Business and reflected in the computation of Net Working Capital, (f) all Documents located at the Facilities, (g) all Permits exclusively used, or held exclusively for use in, the conduct of the Business at the Facilities, (h) all rights of Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold, or services provided, to Seller in connection with the Business or to the extent affecting any of the other Purchased Assets, (i) any causes of action, claims, credits, demands or rights of set-off of Seller against third parties to the extent relating to the other Purchased Assets, (j) the Purchased Intellectual Property, (k) the Thorsby Property Leases; (l) all assets listed on Schedule 11.1(m); (m) any   *   the Closing or any   *   the Closing for which Seller and Buyer have agreed on   *   and (n) all goodwill relating to the foregoing. Notwithstanding the foregoing, the Purchased Assets shall not include any Excluded Asset.
“Purchased Intellectual Property” means all of the following United States Intellectual Property: (a) the Patents, Marks and Internet domain names set forth on Schedule 11.1(n), (b) all trade secrets, know-how, Copyrights and rights in computer programs owned or controlled by Seller and used exclusively in connection with the Business, and (c) all Ancillary IP Rights of Seller related to any of the foregoing (excluding, for clarity, any Intellectual Property retained by Seller and licensed to Buyer).
“Purchase Price” means an amount of cash equal to (a) the sum of (i) the Base Cash Amount and (ii) any Working Capital Overage, minus (b) any Working Capital Underage (with such amount expressed as a positive number), minus (c) Seller’s proportionate share of Per Diem Taxes as set forth on the Proration Statement (to the extent in excess of any amounts taken into account with respect thereto in Final Net Working Capital), plus (d) Buyer’s proportionate share of Per Diem Taxes paid in advance of the Closing by Seller as set forth on the Proration Statement (to the extent in excess of any amounts taken into account with respect thereto in Final Net Working Capital).
“Remedial Action” shall include any and all actions required under applicable Environmental Laws to (a) clean up, remove, treat, respond to or manage any contamination by or release of Hazardous Substances, (b) perform pre-remedial studies and investigations or post-remedial monitoring and care as a result of any contamination by or release of Hazardous Materials, or (c) respond to or address a condition of violation of or noncompliance with Environmental Laws or Environmental Permits.
_______________________
* Confidential material redacted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the redacted material.

“Retained Liabilities” shall mean all Excluded Liabilities and all other Liabilities of Seller or any of its Affiliates that are not Assumed Liabilities or Transferred Liabilities and shall include, for the avoidance of doubt: (a) Liabilities to the extent arising out of Excluded Assets that are not related to the Business, including, in the case of real property owned, leased or operated at any time by Seller or any of its Affiliates (other than the Owned Real Property or the IDB-Leased Real Property) any Liability related to the Environmental Liabilities thereon, (b) any benefit plan maintained or contributed to by Seller or its Affiliates, (c) any Liabilities of Seller or any of its Affiliates to the extent not related to or arising from the Business or the Purchased Assets, (d) any Indebtedness of Seller that is not related to the Business, and (e) Income Taxes.
“Shared Contracts” means any Contract to which Seller is a party with any third party and which benefits both the Business and any other business of Seller.
“Straddle Tax Period” means any Tax period that begins before the Closing Date and ends after the Closing Date.
“Subsidiary” means, with respect to any Person, another Person if such first Person directly or indirectly owns, beneficially or of record, more than 50% of the outstanding voting equity interests of such other Person.
“Surveys” means that certain (a) ALTA/ACSM Survey prepared by John J. Jennings of Coulter Jewell Thames dated December 17, 2015, as Project Number 15R-183, and (b) ALTA/ACSM Survey prepared by Christopher S. Denham of Denham Land Surveyors dated January 10, 2007, as Project Number 20061730-4.
“Target Working Capital” means $24,645,000.
“Tax” or “Taxes” means (a) net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, unemployment, capital stock, net worth, privilege, intangible, real or personal property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Law or Taxing Authority, whether disputed or not, (b) any Liability for the payment of any amounts of any Liabilities described in clause (a) as a result of being a party to any tax sharing agreements or arrangements or with respect to the payment of any amounts of any Liabilities described in clause (a) or this clause (b) as a result of any express or implied obligation to indemnify any other Person or to otherwise assume or succeed to the Liability of any other Person described in clause (a) or this clause (b).
“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration, collection or imposition of any Tax.
“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, with respect to the Purchased Assets, the Assumed Liabilities or the Business.
“Transferred Environmental Liabilities” means Environmental Liabilities that were not Known to Seller on or before the Closing Date to constitute violations or breaches of Environmental Law or otherwise require Remedial Action pursuant to Environmental Law. Transferred Environmental Liabilities do not include any condition set forth on Schedule 3.16.
“Transferred Liabilities” means the following Liabilities to the extent related to the Business or the Purchased Assets, regardless of whether arising prior to, on or after the Closing, other than the Assumed Liabilities: (a) Transferred Environmental Liabilities; (b) Liabilities arising from or related to claims by a Transferred Employee for injuries or illness that were incurred prior to the Closing but not yet reported to Seller; and (c) Liabilities for pre-Closing breach by Seller or violation by Seller that in each case is not Known by Seller prior to the Closing to be such a breach or violation of any (i) Assigned Contract, (ii) Law (including any Bulk Sales Laws) (other than, for the avoidance of doubt, any condition set forth on Schedule 3.16 (excluding those set forth on Schedule 11.1(f))) or (iii) Permit.
“Thorsby Property Leases” means the (i) Lease Agreement, dated September 1, 1979, by and between the Industrial Development Board of the Town of Thorsby and the predecessor in interest to Seller and (ii) Lease Agreement, dated November 1, 1980, by and between the Industrial Development Board of the Town of Thorsby and the predecessor in interest to Seller.
“Title IV Plans” means all “employee pension plans,” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, maintained by Seller or to which Seller or its Affiliates contributes or has contributed (and continues to have Liability), in each case on behalf of current or former employees of the Business.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the rules and regulations promulgated thereunder.
“WFS” means Georgia-Pacific WFS LLC.
“WFS Contracts” means the Contracts set forth on Schedule 11.1(o).
“Working Capital Overage” means the amount, if any, by which the Estimated Net Working Capital or the Final Net Working Capital (as applicable) exceeds the Target Working Capital.
“Working Capital Underage” means the amount, if any, by which the Target Working Capital exceeds the Estimated Net Working Capital or the Final Net Working Capital (as applicable).
11.2    Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Agreement	Preamble
Allocation Statement	1.5(a)

Term	Section
Anticorruption Laws	3.22
Assignment and Assumption Agreement	2.4(a)(ii)
Balance Sheet Date	11.1
Bills of Sale	2.4(a)(i)
Bulk Sales Laws	10.1
Business	Recital A
Buyer	Preamble
Buyer Benefit Plans	5.14(b)(ii)
Buyer Documents	4.2
Buyer Indemnified Parties	8.2(a)
Buyer Welfare Plans	5.14(b)(iii)
Buyer Parent	Preamble
Cap	8.5(c)
Change of Control	5.6(c)
Claim Notice	8.3(a)
Closing	2.3
Closing Date	2.3
Closing Legal Impediment	6.1(a)
Closing Statement	2.5(c)
Covered Activity	5.6(b)
Confidentiality Agreement	5.7(a)
Credit Support Obligation	3.21
Deductible	8.5(b)
Deeds	2.4(a)(iv)
Environmental Indemnity Matter	8.4
Environmental Permits	3.16(a)
Estimated Closing Statement	2.5(a)
Estimated Net Working Capital	2.5(a)
Exchange Accommodation Titleholder	10.15(b)
Exhibits	11.3(c)
Facilities	Recital A
Final Net Working Capital	2.5(f)
FIRPTA Certificate	2.4(a)(vii)
Forum	10.5(a)
FTC	5.4(a)
Guaranteed Obligations	10.14(a)
Indemnified Party	8.3(a)
Indemnified Tax Claim	7.5(d)
Indemnifying Party	8.3(a)
Independent Accounting Firm	2.5(d)
Individual Retention Bonus Amount	5.14(d)(i)
Information	5.9(a)

Term	Section
Initial Allocation	1.5(a)
Intermediary	10.15(b)
LVL	Recital A
Material Contracts	3.11(a)
Material Permits	3.15
Nonassignable Assets	1.4(a)
Obsolete Inventory	2.5(b)
Offered Employees	5.14(a)(i)
Official Party	3.22
Outside Date	9.1(a)
Parties	Preamble
Patent Assignment Agreement	2.4(a)(ix)
Patent and Know-How License Agreement	2.4(a)(vi)
Per Diem Tax Proceeding	7.6(b)
Per Diem Taxes	7.5(c)(i)
Potential Contributor	8.5(i)
Privileged Information	5.9(b)
Privileges	5.9(a)
Proration Statement	7.6(a)
Qualified Intermediary	10.15(b)
Qualified Plans	3.12(c)
Real Property Transfer Expenses	7.4
Regulatory Termination Amount	9.2(a)(i)
Representatives	5.7(b)
Retention Bonus Determination Date	5.14(d)(i)
Retention Bonus Payment Date	5.14(d)(i)
Roxboro Facility	Recitals A
Schedules	11.3(c)
Section 1031	10.15(a)
Seller	Preamble
Seller Documents	3.2
Seller Guaranty	5.12(a)
Seller Indemnified Parties	8.2(b)
Seller Mark License Agreement	2.4(a)(xiii)
Seller Marks	5.11(a)
Seller Parent	Preamble
Seller Parent Domain Name Assignment Agreement	2.4(a)(xii)
Survey Affidavit	2.4(a)(xv)
Tax Indemnified Party	7.5(d)
Tax Indemnifying Party	7.5(d)
Tax Proceeding	7.2
Third Party Claim	8.3(a)

Term	Section
Thorsby Assignment and Assumption Agreement	2.4(a)(viii)
Thorsby Facility	Recitals A
Total Consideration	2.1
Trademark Assignment Agreement	2.4(a)(x)
Transaction Information	10.3(c)
Transfer Taxes	7.4
Transferred Employees	5.14(a)(i)
Transition Services Agreement	2.4(a)(v)
VMI	2.5(b)
WFS/North Woods Assignment and Assumption Agreement	2.4(a)(iii)
Wood Products	Preamble
Wood Products Domain Name Assignment Agreement	2.4(a)(xi)
Wood Products South	Preamble

11.3    Other Definitional and Interpretive Matters Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation will apply:
(a)    Day. All references to “day” or “days” herein mean calendar days unless specified as a Business Day.
(b)    Dollars. Any reference in this Agreement to $ will mean U.S. dollars.
(c)    Exhibits/Schedules. The exhibits annexed to or referred to in this Agreement (the “Exhibits”) and schedules annexed to or referred to in this Agreement (the “Schedules”) are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any disclosure contained in any one Schedule or section hereof relating to one section of this Agreement shall be deemed to be disclosed with respect to any other section of this Agreement to the extent the relevance of such disclosure to any such representation and warranty is reasonably apparent from the face of such disclosure. No disclosure on a Schedule that specifically references a possible breach or violation of any Contract, Law or Order will be construed as an admission or indication to any other Person not a party to this Agreement that a breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein will be defined as set forth in this Agreement. There may be disclosed or included in the Schedules, or elsewhere in this Agreement, items and information that are not “material” or would not have a Material Adverse Effect. Such disclosure or inclusion will not be deemed to be an admission, acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or would have a Material Adverse Effect. Matters reflected in the Schedules are not necessarily limited to matters required by this Agreement to be disclosed in the Schedules and will not be deemed to constitute an acknowledgment that any such matter is required to be disclosed. Any reference to a Contract, statement, plan, report or other document of any kind in the Schedule shall constitute full disclosure of all the terms thereof, in each case to the extent the same shall have been provided or made available to Buyer no later than 11:59 p.m. Atlanta, Georgia time on the third day prior to the date of this Agreement.

(d)    Gender and Number. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires.
(e)    Usage of Defined Terms. If a word or phrase is defined, its other grammatical forms have corresponding meaning.
(f)    Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article,” “Section” or other subdivision are to the corresponding Article, Section or other subdivision of this Agreement unless otherwise specified.
(g)    Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
(h)    Including; Or; To the extent. The word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. The word “or” will have the inclusive meaning represented by the phrase “and/or.” The phrase “to the extent” means the degree by which.
(i)    Made Available. The phrases “made available to”, “delivered to” or “provided to” means, with respect to any documents or materials referenced as being made available, delivered to or provided to Buyer in this Agreement prior to the date hereof, that Seller (or any of its Affiliates or Representatives) has posted any such document or material in the Data Room at no later than 11:59 p.m. Atlanta, Georgia time on the day prior to the date of this Agreement.
(j)    No Presumption against Drafter. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(k)    Seller. Each representation and warranty regarding Seller shall be deemed a representation and warranty with respect to each of Wood Products, Wood Products South and Seller Parent. Each covenant or agreement (including each indemnification undertaking) of Seller hereunder shall be a joint and several obligation of each of Wood Products, Wood Products South and Seller Parent and with respect to any covenant limiting actions of Seller after the Closing, shall be deemed a covenant by Seller to cause its Affiliates to refrain from such actions as well. All other references to Seller in this Agreement shall be deemed a reference to each Seller.

[SIGNATURES ON FOLLOWING PAGES.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective authorized officers as of the date first written above.

SELLER:

GEORGIA-PACIFIC WOOD PRODUCTS LLC

By: /s/ David G. Park
   Name: David G. Park
   Title: Vice President

GEORGIA-PACIFIC WOOD PRODUCTS SOUTH LLC

By: /s/David G. Park
   Name: David G. Park
   Title: Vice President

GEORGIA-PACIFIC LLC

By: /s/ David G. Park
   Name: David G. Park
   Title: Senior Vice President – Strategy
and Business Development

[SIGNATURES CONTINUE ON FOLLOWING PAGE.]

[Signature Page to Asset Purchase Agreement]

BUYER:

BOISE CASCADE WOOD PRODUCTS, L.L.C.

By: /s/ Wayne Rancourt
   Name: Wayne Rancourt
   Title: Executive V.P., CFO, & Treasurer

BUYER PARENT:

BOISE CASCADE COMPANY

By: /s/ Tom Corrick
   Name: Tom Corrick
   Title: Chief Executive Officer

[Signature Page to Asset Purchase Agreement]